Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MOODY’S CORPORATION,

MOODY’S ANALYTICS MARYLAND CORP.

and

REIS, INC.

Dated as of August 29, 2018

TABLE OF CONTENTS

Article I

THE OFFER AND THE MERGER

i

Exhibits

A Offer Conditions

B Lease Estoppel

Disclosure Letter

Company Disclosure Letter

INDEX OF DEFINED TERMS

Term	Section
$8.2(c)
Acceptable Confidentiality Agreement	8.1(a)
Acceptance Time	1.1(d)
Adverse Recommendation Change	5.4(d)
Affiliate	8.1(b)
Affiliated Party Contract	3.25
Agreement	Preamble
Anti-Money Laundering Laws	8.1(c)
Antitrust Condition	A-1
Applicable Exchange	8.1(d)
Articles of Merger	1.6
Balance Sheet Date	3.11(a)
Book-Entry Shares	2.1(c)(ii)
Business Day	8.1(e)
Businesses	8.1(f)
Certificates	2.1(c)(ii)
Charter	1.8
Chosen Courts	8.5
Closing	1.5
Closing Date	1.5
Code	3.16(b)
Common Stock	Recitals
Company	Preamble
Company Assets	3.7
Company Benefit Plans	3.16(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Credit Agreement	8.1(g)
Company Disclosure Letter	III
Company Equity Awards	2.3(b)
Company Financial Advisor	3.25
Company Material Adverse Effect	8.1(h)
Company Option	2.3(a)
Company Organizational Documents	8.1(i)
Company Permits	3.22(a)
Company RSU	2.3(b)
Company SEC Reports	3.9
Company Stock Plans	8.1(j)
Company Termination Fee	7.6(a)

Confidentiality Agreement	5.3(c)
Continuing Directors	8.8
Continuing Employee	5.5(a)
Contract	8.1(k)
Damages	5.6(b)
Department	1.6
DOJ	5.8(b)
Dollars	8.2(c)
Effective Time	1.6
Environmental Law	3.19
EPA	8.1(l)
ERISA	3.16(a)
ERISA Affiliate	8.1(m)
Exchange Act	Recitals
Excluded Shares	2.1(b)
Expenses	5.10
FTC	5.8(b)
GAAP	3.10(a)(ii)
Government Contract	3.16
Governmental Authority	8.1(n)
Governmental Authorizations	3.6
Hazardous Substances	8.1(o)
HSR Act	3.6(d)
Indebtedness	8.1(r)
Indemnified Parties	5.6(a)
Intellectual Property	8.1(p)
Intervening Event	8.1(r)
IRS	3.16(b)
Knowledge	8.1(s)
Law	8.1(t)
Lease	8.1(x)
Leased Real Property	3.21(a)
Legal Actions	3.13
Liabilities	3.11
Licensed Intellectual Property	8.1(v)
Liens	8.1(w)
Maryland Short Form Notice Requirement	1.2(a)
Material Contracts	3.14
Material IP Contracts	3.20
Maximum Premium	5.6(c)
Measurement Date	3.8(a)
Merger	Recitals
Merger Consideration	2.1(c)(i)
Merger Sub	Preamble
MGCL	Recitals
Minimum Tender Condition	A-1

v

New Plans	5.5(c)
Offer	Recitals
Offer Conditions	1.1(b)
Offer Documents	1.2(a)
Offer Expiration Date	1.1(c)
Offer Price	Recitals
Offer Termination	1.1(f)
Old Plans	5.5(c)
Option Consideration	2.3(a)
Orders	8.1(x)
Outside Date	7.2(a)
Owned Intellectual Property	8.1(y)
Owned Software	8.1(ee)
Parent	Preamble
Parent Assets	4.5(b)
Parent Contracts	4.5(c)
Parent Material Adverse Effect	8.1(aa)
Paying Agent	2.2(a)
Payment Fund	2.2(b)
Payoff Amount	5.16
Payoff Letter	5.16
Permits	3.22(a)
Permitted Lien	8.1(bb)
Person	8.1(cc)
Release	8.1(ff)
Representatives	8.1(ee)
Rights	8.1(ff)
Sanctioned Person	8.1(gg)
Sanctions	8.1(hh)
Schedule 14D-9	1.3(b)
SEC	1.1(a)
Securities Act	1.3(a)
Software	8.1(mm)
Subsidiary	8.1(jj)
Superior Proposal	8.1(kk)
Support Agreement	Recitals
Surviving Bylaws	1.9
Surviving Charter	1.8
Surviving Corporation	1.4
Takeover Laws	3.27
Takeover Proposal	8.1(ll)
Tax	8.1(mm)
Tax Returns	8.1(mm)
Taxes	8.1(mm)
Transactions	Recitals
WARN	8.2(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 29, 2018 (this “Agreement”), by and among Moody’s Corporation, a Delaware corporation (“Parent”), Moody’s Analytics Maryland Corp., a Maryland corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Reis, Inc., a Maryland corporation (the “Company”).

RECITALS

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have approved and declared advisable the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock of the Company, par value $0.02 per share (“Common Stock”), at a price of $23.00 per share of Common Stock (such amount or any different amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), subject to any required withholding of Taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as of the date hereof, the Common Stock is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, as soon as practicable following acceptance for payment of the shares of Common Stock pursuant to the Offer and sufficient to satisfy the Minimum Tender Condition (as defined herein), Merger Sub will be merged with and into the Company, on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Merger to be effected pursuant to Section 3-106.1 of the Maryland General Corporation Law, as amended (the “MGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”), at a meeting thereof duly called and held, has (a) unanimously approved and declared advisable this Agreement, the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”), (b) determined that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as practicable following the Acceptance Time (as defined herein), and (d) resolved to recommend to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has (a) approved and declared advisable this Agreement and the Transactions, (b) declared that it is in the best interests of Merger Sub and its sole stockholder that Merger Sub enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to Parent, as sole stockholder of Merger Sub, for its adoption, and (d) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement;

WHEREAS, the board of directors of Parent has authorized, approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of Lloyd N. Lynford and certain of his affiliated trust entities, collectively owning 1,224,412 shares of Common Stock, and Jonathan T. Garfield and certain of his affiliated trust entities, collectively owning 861,357 shares of Common Stock, is, concurrently with the execution and delivery of this Agreement, entering into a tender and support agreement (“Support Agreement”) with Parent and Merger Sub, pursuant to which each such owner is agreeing with Parent and Merger Sub, among other things, to tender all shares of Common Stock owned by him pursuant to the Offer and on the terms and subject to the conditions of this Agreement and the Support Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article VII, and subject to the terms and conditions of this Agreement, as promptly as practicable but in no event later than ten (10) Business Days after the date of this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 promulgated by the United States Securities and Exchange Commission (the “SEC”) under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject only to the satisfaction or waiver (to the extent permitted under this Agreement) of the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”). Merger Sub expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, except that, without the prior written consent of the Company, Merger Sub shall not (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the Offer Price (except to the extent required pursuant to Section 1.1(e)), (iii) change, modify or waive the Minimum Tender Condition, (iv) impose any condition to the Offer in addition to the Offer Conditions, (v) extend or otherwise change the expiration date of the Offer (except as required or permitted by the provisions of Section 1.1(c)), (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the Company or the holders of Common Stock.

(c) Expiration and Extension of the Offer. The initial expiration date of the Offer shall be 11:59 PM (New York City time) on the twentieth (20th) Business Day (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act). Subject to the parties’ respective termination rights under Article VII, Merger Sub shall (and Parent shall cause Merger Sub to) (i) extend the Offer for the minimum period required by any applicable Law, interpretation or position of the SEC or the staff thereof applicable to the Offer and (ii) if, on the initial expiration date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition shall not have been satisfied or waived (if permitted hereunder), extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (or such longer period as the parties hereto may agree) until the termination of this Agreement in accordance with its terms; provided, however, that Merger Sub shall not be required to extend the Offer to a date later than the Outside Date. The expiration date for the Offer, as the same may be extended from time to time, is referred to as the “Offer Expiration Date.” The Offer may not be terminated prior to the then-scheduled Offer Expiration Date unless this Agreement is validly terminated in accordance with Article VII. In the event that this Agreement is terminated pursuant to Article VII prior to any scheduled expiration thereof, Merger Sub shall (and Parent shall cause Merger Sub to) promptly (and in any event within one (1) Business Day of such termination), irrevocably and unconditionally terminate the Offer.

(d) Payment. On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to), immediately after the Offer expires, irrevocably accept for purchase and payment (the time of such acceptance, the “Acceptance Time”), and as soon as practicable thereafter (and, in any event, no more than one (1) Business Day after the Acceptance Time) pay for, all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase all of the shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer at the Offer Price. The Offer Price shall, subject to any required withholding of Taxes, be net to the seller in cash without interest, upon the terms and subject to the conditions of the Offer.

(e) The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like changes with respect to Common Stock occurring on or after the date hereof and prior to the Acceptance Time; provided that nothing in this Section 1.1(e) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(f) Termination of the Offer. A termination of the Offer pursuant to Section 1.1(c) is referred to in this Agreement as the “Offer Termination.” If the Offer is terminated by Merger Sub or Parent, on Merger Sub’s behalf, or this Agreement is terminated in accordance with Article VII, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Common Stock to the registered holders thereof in accordance with the terms of the Offer and applicable Law.

Section 1.2 Offer Documents.

(a) As promptly as practicable on the date of the commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”), (ii) cause a notice that satisfies requirements of Section 3-106.1(e)(1) of the MGCL (the “Maryland Short Form Notice Requirement”) to be given to all holders of shares of Common Stock with the Offer Documents, unless, prior to the date the Offer is first commenced, the notice required by the Maryland Short Form Notice Requirement has been given to all holders of shares of Common Stock who, except for the application of Section 3-106.1 of the MGCL, would be entitled to vote on the Merger on the date such notice is given, and (iii) cause the Offer Documents to be disseminated to holders of outstanding shares of Common Stock as and to the extent required by applicable federal securities Laws.

(b) The Company shall furnish Parent and Merger Sub all information concerning the Company and the Company’s stockholders that is required by the Exchange Act to be set forth in the Offer Documents or reasonably requested by Parent or Merger Sub in connection with any action contemplated by this Section 1.2. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable Laws. The Company hereby consents to the inclusion of, and Parent and Merger Sub shall be entitled to include, a description of the Company Board Recommendation in the Offer Documents and a copy of the Schedule 14D-9 with the Offer Documents prior to the disclosure of any Adverse Recommendation Change in accordance with Section 5.4.

(c) Parent and Merger Sub shall give the Company and its outside legal counsel a reasonable opportunity to review and comment upon the Offer Documents and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall (i) provide the Company and its outside legal counsel in writing any comments Parent, Merger Sub or their outside legal counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments (and shall give the Company prompt notice of any discussions with the SEC or its staff relating to any of the Offer Documents), (ii) provide the Company and its outside legal counsel a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (iii) give reasonable and good faith consideration to any comments made by the Company and its counsel on any such responses.

Section 1.3 Company Actions.

(a) Approval. Subject to Section 5.4, the Company Board has approved and declared advisable the execution, delivery and performance by the Company of this Agreement and the consummation of the Offer, the Merger and the other Transactions. The Company has been advised that all of its directors and named executive officers (as that term is defined in Item 402 of Regulation S-K of the Securities Act of 1933 (the “Securities Act”)) who are executive officers of the Company as of the date hereof and who own shares of Common Stock intend to tender such shares pursuant to the Offer. The Company agrees that no shares of Common Stock held by any of the Company’s Subsidiaries will be tendered pursuant to the Offer.

(b) Schedule 14D-9. On the date the Offer Documents are filed with the SEC, or as promptly as practicable thereafter (and, in any event, no more than three (3) Business Days after such date), the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”), including the Company Board Recommendation (subject to Section 5.4), and shall disseminate the Schedule 14D-9 to the holders of Common Stock. Parent and Merger Sub shall furnish to the Company all information concerning Parent, Merger Sub and their Affiliates required by the Exchange Act to be set forth in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable Laws. Except with respect to any amendments filed after an Adverse Recommendation Change or in connection with any disclosures made in connection with any Takeover Proposal or Adverse Recommendation Change made in compliance with Section 5.4, (i) Parent and its outside legal counsel shall be given reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the stockholders of the Company and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel, and (ii) the Company shall (A) provide Parent and its outside legal counsel in writing any comments the Company or its outside legal counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments (and shall give Parent prompt notice of any discussions with the SEC staff relating to the Schedule 14D-9), (B) provide Parent and its outside legal counsel a reasonable opportunity to review and comment upon the responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, and (C) give reasonable and good faith consideration to any comments made by Parent and its counsel on any such responses.

(c) Information Supplied by the Company. The Company covenants and agrees that none of the Schedule 14D-9 and any information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Schedule 14D-9 shall comply as to form in all material respects with the requirements of the Exchange Act applicable thereto; provided that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein to the extent based on information supplied by Parent, Merger Sub or any of their Affiliates in connection with the preparation of the Offer Documents for inclusion or incorporation by reference therein.

(d) Information Supplied by Parent and Merger Sub. Each of Parent and Merger Sub covenants and agrees that none of the Offer Documents and any information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Schedule 14D-9 shall, at the date it is first filed with the SEC or at the Acceptance Time or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and the Offer Documents shall comply as to form in all material respects with the requirements of the Exchange Act applicable thereto, provided that no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein to the extent based on information supplied by the Company or any of its Affiliates in connection with the preparation of the Schedule 14D-9 for inclusion or incorporation by reference therein.

(e) Stockholder Lists. In connection with the Offer, the Company shall furnish Merger Sub promptly after the date hereof with mailing labels containing the names and addresses of the record holders of Common Stock as of the most recent practicable date, and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in connection with the Offer and the notice satisfying the Maryland Short Form Notice Requirement to the holders of shares of Common Stock. Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents, a notice satisfying the Maryland Short Form Notice Requirement and any other documents necessary to consummate the Transactions, Parent and Merger Sub shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, listings and files and shall use such information only in connection with the Offer.

(f) Upon commencement of the Offer, Parent shall provide or cause to be provided to the Company, on each Business Day until the expiration or termination of the Offer, a report setting forth the total number of shares of Common Stock that have been tendered in the Offer as of 11:59 p.m. (New York City time) on the immediately preceding Business Day.

Section 1.4 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall survive and continue its corporate existence under the MGCL as the surviving corporation in the Merger (the “Surviving Corporation”), and (c) the Surviving Corporation shall become a wholly owned Subsidiary of Parent. The Merger shall be effected in accordance with Section 3-106.1 of the MGCL without a vote of the stockholders of the Company.

Section 1.5 Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York as promptly as possible but in any event no later than 9:00 am, Eastern Time on the first (1st) Business Day after the day on which the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement, or (b) at such other place, time or date as Parent and the Company may agree in writing; provided, that the Closing shall in any event not occur earlier than thirty (30) days following the date that notice satisfying the Maryland Short Form Notice Requirement was given as provided in this Agreement. The date on which the Closing occurs is referred to as the “Closing Date.”

Section 1.6 Effective Time. On the Closing Date, Parent, the Company and Merger Sub shall cause articles of merger (the “Articles of Merger”) to be executed and filed with the State Department of Assessments and Taxation of Maryland (the “Department”) in such form as is required by the relevant provisions of the MGCL. The Merger shall become effective when the Articles of Merger are accepted for record by the Department or at such other subsequent date or time as Parent and the Company may agree and specify in the Articles of Merger in accordance with the MGCL (the “Effective Time”).

Section 1.7 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the MGCL, this Agreement and the Articles of Merger.

Section 1.8 Charter of the Surviving Corporation. Subject to Section 5.6(a), the charter of the Company (the “Charter”) shall, at the Effective Time, be amended and restated to conform to the charter of Merger Sub in effect immediately before the Effective Time (other than the use of the name of the Company rather than the name of Merger Sub), and, as so amended and restated, shall be the charter of the Surviving Corporation (the “Surviving Charter”), until amended as provided therein and by applicable Law.

Section 1.9 Bylaws of the Surviving Corporation. Subject to Section 5.6(a), the bylaws of the Company shall, at the Effective Time, be amended and restated to conform to the bylaws of Merger Sub in effect immediately before the Effective Time (other than the use of the name of the Company rather than the name of Merger Sub) and, as so amended, shall be the bylaws of the Surviving Corporation (the “Surviving Bylaws”), until amended as provided in the Surviving Charter and the Surviving Bylaws and by applicable Law.

Section 1.10 Directors of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

Section 1.11 Officers of the Surviving Corporation. The officers of Merger Sub immediately before the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Capital Stock. At the Effective Time and subject to the provisions of this Agreement, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company, including shares of Common Stock:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Affiliate Owned Stock. Each share of Common Stock owned by any of the Company’s wholly owned Subsidiaries or by Parent or any of its Subsidiaries (including Merger Sub) immediately before the Effective Time (collectively, the “Excluded Shares”) shall be converted into one (1) fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) Conversion of Common Stock.

(i) Each share of Common Stock issued and outstanding immediately before the Effective Time (other than Excluded Shares) shall be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).

(ii) All shares of Common Stock that have been converted pursuant to Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates that immediately before the Effective Time represented such shares (the “Certificates”) or (B) such shares represented by book-entry (the “Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.2.

(d) Equitable Adjustment. Without duplication of the effects of Section 1.1(e), if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like changes with respect to Common Stock, then the Merger Consideration shall be equitably adjusted to reflect such change; provided that nothing in this Section 2.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company reasonably acceptable to the Company to act as the paying agent in the Merger (the “Paying Agent”), and (ii) enter into a paying agent agreement with the Paying Agent. Parent shall be responsible for all fees and expenses of the Paying Agent.

(b) Payment Fund. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Certificates and Book-Entry Shares for payment in accordance with this Article II through the Paying Agent, sufficient funds in amounts necessary for payment of the Merger Consideration and other amounts payable under this Article II and, at the Effective Time, Parent shall instruct the Paying Agent to timely pay the Merger Consideration and other amounts payable under this Article II in accordance with this Agreement. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(c) Payment Procedures.

(i) Letter of Transmittal. Promptly (but in any event no later than three (3) Business Days) after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a share of Common Stock converted pursuant to Section 2.1(c)(i), (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares of Common Stock shall pass, only upon proper delivery of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.2(d), if applicable) to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and (B) instructions for surrendering such Certificates or Book-Entry Shares in exchange for the Merger Consideration. Such instructions shall provide that: (x) at the election of the surrendering holder, Certificates may be surrendered by hand delivery or otherwise, and (y) the Merger Consideration payable in exchange for Certificates and/or Book-Entry Shares will be payable by wire transfer to the surrendering holder.

(ii) Surrender of Shares. Upon surrender of a Certificate for cancellation (or affidavits of loss in lieu thereof in accordance with Section 2.2(d), if applicable) to the Paying Agent, together with a duly executed letter of transmittal and any other documents reasonably required by the Paying Agent or receipt of an “agent’s message” by the Paying Agent in respect of Book-Entry Shares, the holder of that Certificate or Book-Entry Share shall be entitled to receive, and the Paying Agent shall pay in exchange therefor, the Merger Consideration payable in respect of the number of shares of Common Stock formerly evidenced by that Certificate or such Book-Entry Share less any required withholding of Taxes. Any Certificates and Book-Entry Shares so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Certificates or Book-Entry Shares.

(iii) Unregistered Transferees. If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required by Parent to evidence and effect that transfer and (B) the Person requesting such payment (x) pays any applicable transfer Taxes or (y) establishes to the reasonable satisfaction of Parent and the Paying Agent that any such transfer Taxes have already been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.2(c), each Certificate and each Book-Entry Share shall be deemed, from and after the Effective Time, to represent only the right to receive the applicable Merger Consideration. Any Merger Consideration paid upon the surrender of any Certificate or Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificate or Book-Entry Share and, in the case of a Certificate, the shares of Common Stock formerly represented by such Certificate.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the execution and delivery by such Person of a customary indemnity agreement to provide indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration to such Person in respect of the shares of Common Stock represented by such Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock that were outstanding immediately before the Effective Time.

(f) Required Withholding. Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payment made hereunder such amount as is required by Law to be deducted and withheld therefrom in respect of Taxes. Any amount so deducted and withheld shall be paid to the appropriate Governmental Authority and, to the extent it is so paid, shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h) Investment of Payment Fund. The Paying Agent shall invest the Payment Fund as directed by Parent; provided that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $1 billion, or in mutual funds investing in such assets. Any such investment shall be for the benefit, and at the risk, of Parent, and any interest or other income resulting from such investment shall be for the benefit of Parent; provided that no such investment or losses thereon shall affect the Merger Consideration payable to the holders of Common Stock immediately before the Effective Time and other amounts payable under this Article II in accordance with this Agreement, and Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds to the Paying Agent for the benefit of the holders of Common Stock immediately before the Effective Time to the extent necessary to satisfy the obligations of Parent and the Surviving Corporation under this Article II.

(i) Termination of Payment Fund. Parent shall be entitled to require the Paying Agent to deliver to it any portion of the Payment Fund that has been made available to the Paying Agent and not disbursed to the holders of Certificates or Book-Entry Shares six (6) months after the Effective Time. Thereafter, any holder of Certificates or Book-Entry Shares who has not complied with this Article II shall look only to Parent, which shall remain responsible for payment of the applicable Merger Consideration, subject to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.3 Company Equity Awards.

(a) At the Effective Time, each option to acquire shares of Common Stock (each, a “Company Option”) outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the occurrence of the Effective Time and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled, and each Company Option with an exercise price that is less than the Merger Consideration shall be converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the Option Consideration (as defined below) multiplied by the aggregate number of shares of Common Stock that may be acquired upon exercise of such Company Option whether or not then exercisable or vested, immediately before the Effective Time. “Option Consideration” means the excess, if any, of the Merger Consideration over the per share exercise or purchase price of the applicable Company Option. For the avoidance of doubt, at the Effective Time, each Company Option with an exercise price that is more than the Merger Consideration outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the occurrence of the Effective Time and without any action by Parent, Merger Sub, the Company or the holder of that Company Option, shall be canceled without consideration.

(b) At the Effective Time, each restricted stock unit in respect of shares of Common Stock (each, a “Company RSU,” and together with the Company Options, the “Company Equity Awards”) outstanding immediately before the Effective Time, by virtue of the occurrence of the Effective Time and without any action by Parent, Merger Sub, the Company or the holder of that Company RSU, shall be, to the extent not already vested, vested and each Company RSU shall be canceled and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the Merger Consideration multiplied by the number of shares of Common Stock underlying such Company RSUs.

(c) Prior to the Effective Time, the Company shall take all actions necessary to effect the provisions of Section 2.3(a) and Section 2.3(b), including providing any notices, and using commercially reasonable efforts to obtain from holders of Company Options surrender agreements, in each case that are reasonably determined by the Company or Parent in good faith to be necessary in connection therewith. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment on, all resolutions and other written actions as may be required to give effect to the provisions of Section 2.3(a) and Section 2.3(b).

(d) Promptly following the Effective Time (and in any event not later than the first payroll date thereafter), the Surviving Corporation shall pay to each applicable holder of a Company Equity Award the amount due and payable to such holder pursuant to this Section 2.3. Any such amounts may, at Parent’s election, be made through the Surviving Corporation’s payroll system, through the Paying Agent or otherwise.

Section 2.4 No Dissenters’ or Appraisal Rights. No dissenters’ or appraisal rights or rights of an objecting stockholder shall be available with respect to the Merger or the other transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (x) the corresponding sections of the disclosure letter delivered by the Company to Parent before the execution of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any item in any section of the Company Disclosure Letter (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section of the Company Disclosure Letter and any other representation or warranty made elsewhere in Article III, in either case, to which the relevance of such item is reasonably apparent on the face of such disclosure, or (y) the Company SEC Reports filed since January 1, 2016 and publicly disseminated via the SEC’s EDGAR service (other than any Company SEC Reports filed or publicly disseminated after the date hereof and excluding statements in any “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Reports or other general cautionary or forward-looking statements in any other section of such Company SEC Reports), the Company represents and warrants to Parent and Merger Sub that:

Section 3.1 Organization and Power.

(a) The Company is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

(b) The Company has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted.

Section 3.2 Foreign Qualifications. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.3 Corporate Authorization. The Company has all necessary corporate power and authority to enter into, execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Transactions. The Company Board at a meeting duly called and held has: (a) unanimously approved and declared advisable the execution, delivery and performance by the Company of this Agreement and the consummation of the Offer, the Merger and the other Transactions, (b) declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into this Agreement, that Merger Sub consummates the Offer and that the Parties consummate the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement, (c) resolved to recommend to the stockholders of the Company that they accept the Offer and tender their shares of Common Stock pursuant to the Offer, and (d) resolved that the Merger shall be effected under Section 3-106.1 of the MGCL and that the Merger shall be consummated as promptly as possible following the Acceptance Time. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company. The Company has made available to Parent correct and complete copies of the Charter and bylaws of the Company, as in effect on the date of this Agreement.

Section 3.4 Enforceability. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 3.5 Subsidiaries. A correct and complete list of all Subsidiaries of the Company as of the date hereof and their respective jurisdictions of organization is set forth in Section 3.5 of the Company Disclosure Letter. Each of the Company’s Subsidiaries is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens), except as set forth in Section 3.5 of the Company Disclosure Letter. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments on the part of the Company or any of its Subsidiaries for the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) of any of the capital stock or other equity interests of, or other ownership interests in, any Subsidiary of the Company, and there are no awards issued by the Company or any of its Subsidiaries based upon the value of any security issued by any Subsidiary of the Company, including any capital appreciation rights, phantom stock plans, stock appreciation rights or stock-based performance units. Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive rights.

Section 3.6 Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any Governmental Authority other than:

(a) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the Department;

(b) the filing with the SEC of (i) the Schedule 14D-9, and (ii) any other filings and reports that may be required in connection with this Agreement and the Transactions under the Exchange Act;

(c) compliance with and filings under the applicable rules and regulations promulgated under the Exchange Act;

(d) a pre-merger notification required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”); and

(e) where the failure to obtain such Governmental Authorizations would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents or the organizational documents of any Company Subsidiary. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not (a) contravene or conflict with, or result in any violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any properties or assets of the Company or any of its Subsidiaries (“Company Assets”) are bound, assuming that all Governmental Authorizations described in Section 3.6 have been obtained or made, (b) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) by the Company or any of its

Subsidiaries under, any Contract (including, without limitation, any Lease) to which the Company or any of its Subsidiaries is a party, or (c) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Contract (including, without limitation, any Lease), in the case of each of clauses (b) and (c), other than as would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8 Capitalization.

(a) The Company’s authorized capital stock consists solely of 101,000,000 shares of Common Stock. As of August 24, 2018 (the “Measurement Date”), (A) 11,569,699 shares of Common Stock were issued and outstanding (excluding shares of Common Stock held by wholly owned Subsidiaries of the Company), (B) 245,000 shares of Common Stock were reserved for issuance upon the exercise of outstanding Company Options (which have a weighted average exercise price of $8.88), (C) 366,065 shares of Common Stock were reserved for issuance upon the vesting and settlement of outstanding Company RSUs, (D) 478,605 shares of Common Stock were reserved for issuance in respect of future awards to be granted under the Company Stock Plans and (E) 2,557,456 shares of common stock were held by the Company’s wholly owned subsidiaries. During the period beginning on the Measurement Date and ending on the date of this Agreement, no Company Options, Company RSUs or other awards were issued or granted under any Company Stock Plan, and no shares of Common Stock have been issued other than in satisfaction of the vesting or exercise of (in each case, in accordance with their applicable terms), any Company Options and any Company RSUs that were outstanding as of the Measurement Date. As of the Measurement Date, the Company had no authorized, issued or outstanding shares of preferred stock.

(b) Except as set forth in Section 3.8(a) (i) there are no subscriptions, options, warrants, calls, rights, convertible securities (whether or not currently exercisable) or other agreements or commitments on the part of the Company or any of its Subsidiaries for the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) of the capital stock or other equity interests of, or other ownership interests in, the Company, and (ii) there are no awards issued by the Company or any of its Subsidiaries based upon the value of any security issued by the Company, including any capital appreciation rights, phantom stock plans, stock appreciation rights or stock-based performance units.

(c) All issued and outstanding shares of Common Stock and all shares of Common Stock that are subject to issuance, upon issuance prior to the Effective Time in accordance with the terms and subject to the conditions specified in the instruments under which they are issuable, (i) are, or upon issuance will be, duly authorized, validly issued, fully paid and non-assessable, and (ii) are not, or upon issuance will not be, subject to any preemptive rights.

(d) Section 3.8(d) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of all Company RSUs and Company Options, including with respect to each such Company Equity Award (A) the name of the holder, (B) the number of shares of Common Stock subject to such outstanding Company Equity Award, (C) the date of grant, and (D) with respect to each Company Option, the exercise price applicable thereto. The Company shall update Section 3.8(d) of the Company Disclosure Letter from time to time to reflect any applicable changes thereto. The Company shall provide to Parent no less than five (5) Business Days prior to the Effective Time an updated Section 3.8(d) of the Company Disclosure Letter to reflect any applicable changes thereto, and the Company shall promptly (and no later than the Effective Time) provide Parent with any applicable changes that occur after the date such updated Section 3.8(d) of the Company Disclosure Letter is provided to Parent.

(e) There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Common Stock or capital stock of the Company. There are no stockholder rights plans or similar Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(f) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with stockholders of the Company on any matters with respect to the Company. None of the Company’s Subsidiaries hold any shares of Common Stock in a fiduciary capacity on behalf of any third party.

Section 3.9 SEC Reports. The Company has timely filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2016 (collectively, the “Company SEC Reports”). Such Company SEC Reports (a) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and other applicable Law, and (b) did not, at the time they were filed, or if amended or restated, at the time of such later amendment or restatement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading in any material respect. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Reports. To the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Financial Statements; Internal Controls.

(a) The consolidated financial statements (including any related notes and schedules) of the Company and its consolidated Subsidiaries included or incorporated by reference in the Company SEC Reports:

(i) complied as to form in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes to those financial statements and except as may be permitted by the rules and regulations of the SEC); and

(iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates reflected therein and their consolidated results of operations and cash flows for the periods reflected therein.

(b) The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and the Company Board, as applicable, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company Assets that could have a material effect on the Company’s consolidated financial statements.

(c) The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.    To the Knowledge of the Company, since January 1, 2016, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, and (ii) any fraud, whether or not material, that involves management or other employees. The Company is, and has been since January 1, 2016, in compliance in all material respects with all current listing requirements of the Applicable Exchange.

(d) The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Reports.

Section 3.11 Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, or otherwise (collectively, “Liabilities”), of the Company or any of its Subsidiaries that are required to be recorded or reflected on a consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP, other than:

(a) Liabilities disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2017 (the “Balance Sheet Date”) or the notes thereto set forth in the Company SEC Reports;

(b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business;

(c) Liabilities incurred in connection with the Transactions or as permitted by this Agreement;

(d) Liabilities disclosed in, related to or arising under any Contract to which the Company or any of its Subsidiaries is a party or any applicable Law (other than to the extent arising from a breach thereof by the Company or such Subsidiary);

(e) Liabilities disclosed in the Company Disclosure Letter; and

(f) other Liabilities that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Absence of Certain Changes. Except as otherwise contemplated, required or permitted by this Agreement, since the Balance Sheet Date through the date hereof, (a) the Company and each of its Subsidiaries have conducted their business, in all material respects, in the ordinary course, (b) there has not been any Company Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would require the prior written consent of Parent under Section 5.1 of this Agreement (other than under subclauses (d)(ii), (d)(iii), (d)(iv), (e) and (s) (to the extent related to subclauses (d)(ii), (d)(iii), (d)(iv) and (e) thereof; and provided, that solely for purposes of this Section 3.12(c), the text “$50,000” in subclause (q)(i) of Section 5.1 shall be deemed to be replaced with the text “$150,000”)).

Section 3.13 Litigation. There are no legal actions, arbitrations, charges, complaints, grievances, audits, investigations, litigations, suits or other civil or criminal proceedings (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (or, to the Knowledge of the Company, no basis for any such Legal Action) that would have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any Order or, to the Knowledge of the Company, pending investigation, by any Governmental Authority, or any Order of any Governmental Authority that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.14 Material Contracts. Section 3.14 of the Company Disclosure Letter sets forth a list of all of the following Contracts to which the Company or any of its Subsidiaries is a party as of the date of this Agreement (other than any Company Benefit Plan) (collectively, the “Material Contracts”):

(a) Any Contract which is required to be filed by the Company as an exhibit to the Company’s SEC filings pursuant to Item 601(b)(1) of Regulation S-K under the Securities Act;

(b) (i) Any Contract (or multiple Contracts with the same counterparty or any Affiliates of such counterparty, for which payments shall be aggregated for purposes of this clause (b)) under which the Company and its Subsidiaries have received payments in excess of $250,000 in the aggregate during the twelve (12) calendar months ended December 31, 2017, and (ii) each Contract under which the counterparty is obligated to make payments to the Company or its Subsidiaries of more than $250,000 in the aggregate during the twelve (12) calendar months ending December 31, 2018;

(c) Any Contract (or multiple Contracts with the same counterparty or any Affiliates of such counterparty, for which payments shall be aggregated for purposes of this clause (c)) for the purchase of goods or services by the Company or its Subsidiaries or which by its terms requires the Company or any such Subsidiary to make payments in excess of $250,000 under which the Company and its Subsidiaries (i) made payments in excess of $250,000 in the aggregate during the twelve (12) calendar months ended December 31, 2017, or (ii) is obligated to make payments in excess of $250,000 in the aggregate during the twelve (12) calendar months ending December 31, 2018, or in any calendar year thereafter;

(d) Any Contract (A) limiting the freedom of the Company or any of its Subsidiaries (and including any such Contract which by its terms is expressly binding on Affiliates of the Company and its Subsidiaries), to engage in any line of business in any geographic area or to compete with any Person, in each case that would materially limit the conduct of the Businesses, taken as a whole, as presently conducted, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or its Subsidiaries (and including any such Contract which by its terms is expressly binding on Affiliates of the Company and its Subsidiaries), (C) containing exclusivity obligations or (D) materially limiting the freedom or right of the Company or any of its Subsidiaries (and including any such Contract which by its terms is expressly binding on Affiliates of the Company and its Subsidiaries) to sell or distribute any services for any other Persons (in each case, other than Contracts with clients relating to the production of individualized market reports, property reports and other bespoke products in the ordinary course that would not materially limit the conduct of the Businesses as currently conducted, taken as a whole);

(e) Any Contract providing for the acquisition or disposition of any business, material assets (outside the ordinary course of business) or capital stock or other equity interests (by merger, purchase or sale of stock or assets or otherwise) by the Company or any of its Subsidiaries after the date hereof;

(f) Any Material IP Contract;

(g) Any Contract for the provision of IT hosting or outsourcing, SaaS, PaaS, IaaS or similar services that are material to the operation of the Businesses as currently conducted;

(h) Any Contract that, upon consummation of the Closing, would give rise to a material grant to a third party of the Intellectual Property of Parent or any Person who is an Affiliate of Parent, excluding the Company and its Subsidiaries, by virtue of Parent or such Person becoming an Affiliate of the Company or any of its Subsidiaries;

(i) Any Contract with any Person constituting a material joint venture, partnership or similar profit sharing arrangement;

(j) Any Contract between the Company and any Governmental Authority under which such Governmental Authority is obligated to make payments to the Company or its Subsidiaries of more than $100,000 in the aggregate during the twelve (12) calendar months ending December 31, 2018;

(k) Any Contract for the lease or sublease by the Company or any of its Subsidiaries (as lessee) of any real property material to the conduct of the Businesses;

(l) Any Contract under which the Company or any of its Subsidiaries has incurred any Indebtedness (other than from the Company or any of its Subsidiaries), or issued any note, bond, debenture or similar evidence of Indebtedness to any Person (other than the Company or any of its Subsidiaries), in each case other than trade credit in the ordinary course of business; and

(m) Any Contract with any employee, independent contractor, or consultant (including, for the avoidance of doubt, any Contract providing for change of control, severance or termination pay or other termination or change of control benefits), other than those that are immediately terminable at will by the Company or any of its Subsidiaries without Liability to the Company or any of its Subsidiaries, or with respect to any Contract with an independent contractor or consultant, other than those that involve a service fee amount of less than $75,000.

The Company has made available to Parent true and complete copies of all Material Contracts, including any amendments thereto as in effect as of the date hereof. Each Material Contract is, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, a valid and binding agreement of the Company or its applicable Subsidiary, except where failure to be valid and binding would not reasonably be expected to have a Company Material Adverse Effect. None of the Company, its applicable Subsidiaries and, to the Knowledge of the Company, any other party thereto, is in material breach or default under any such Material Contract and none of the Company, its applicable Subsidiaries and, to the Knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of any Material Contract, in each case, except as would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016 through the date of this Agreement, (i) the Company has not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, and (ii) the Company and its Subsidiaries have not received written notice from any other party under any Material Contract of an intent to terminate, cancel, materially change the scope of any rights under or fail to renew such Material Contract.

Section 3.15 Government Contracts. Since January 1, 2016, the Company has not (a) breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Contract between the Company or any of its Subsidiaries and a Governmental Authority (each, a “Government Contract”); (b) been suspended or debarred from bidding on government Contracts by a Governmental Authority; (c) been audited or, to the Knowledge of the Company, investigated by any Governmental Authority with respect to any Government Contract (except for routine audits conducted in the ordinary course of business); (d) conducted or initiated any internal investigation or made any disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract; (e) received from any Governmental Authority or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract; or (f) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform, in the case of the foregoing clauses (a) through (f), except as would not reasonably be expected to have a Company Material Adverse Effect. The Company maintains internal controls that comply in all material respects with the Government Contracts which are currently in effect to the extent such internal controls are required by the terms of any such Government Contracts.

Section 3.16 Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Letter lists all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all material stock purchase, stock option, other equity-based compensation, severance, retention, employment, consulting, change-of-control, bonus, incentive, commission, deferred compensation, pension, profit-sharing, life, medical, disability, accident, cafeteria, vacation or paid time off, fringe benefit, employment, consulting and other benefit or compensation plans, agreements, programs, policies or commitments, whether or not subject to ERISA, whether for the benefit of one individual or more than one individual, and whether written or oral, in effect as of the date hereof (i) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries, (ii) to which the Company or any of its Subsidiaries makes or is required to make contributions with respect to directors, officers, employees or consultants, (iii) to which the Company or its Subsidiaries is a party, or (iv) with respect to which the Company or any of its Subsidiaries has or may have liability. All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b) With respect to each Company Benefit Plan, the Company has made available to Parent true and complete copies of the plan document (or, in the case of a material unwritten Company Benefit Plan, a written description thereof), and any applicable award agreements, and, to the extent applicable, true and complete copies of (i) the most recent summary plan description and any summaries of material modifications, (ii) the most recent annual report on Form 5500 (including all schedules), (iii) the most recent annual audited financial statements and opinion, (iv) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), the most recent determination letter or opinion received from the Internal Revenue Service (the “IRS”).

(c) Neither the Company nor any of its ERISA Affiliates, maintains, sponsors or contributes to, and has not maintained, sponsored or contributed to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA, any “multiemployer plan” (as defined in Section 3(37) of ERISA), any “multiple employer plan” (within the meaning of Section 413(c) of the Code), or any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(d) Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, each Company Benefit Plan is in compliance with its terms, ERISA, the Code and other applicable Law, and all required annual returns and other reports for each Company Benefit Plan have been filed on a timely basis with the IRS, the U.S. Department of Labor, and any other applicable Governmental Authority. With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code (i) a favorable determination letter or opinion has been issued by the IRS with respect to such qualification, and (ii) to the Knowledge of the Company, no event has occurred since the date of such letter or opinion that would adversely affect such qualification. All contributions required to be made to each Company Benefit Plan, and all payments required to be made pursuant to the Company Benefit Plan, have been timely made or accrued in accordance with GAAP. Neither the Company, any Subsidiary, nor any ERISA Affiliate has incurred any liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(e) To the Knowledge of the Company, no Company Benefit Plan is under audit by, or is the subject of an investigation by, the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Authority, nor is any such audit or investigation pending or, to the Company’s Knowledge, threatened.

(f) No Company Benefit Plan provides health, medical, life insurance or death benefits to current or former employees, officers, directors, or consultants of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than, with respect to current or former employees, coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 or Section 4980B of the Code, or any similar state group health plan continuation Law, the cost of which is fully paid by such current or former employees or their dependents.

(g) Except as set forth in this Agreement, the execution and delivery of this Agreement and the consummation of the Transactions will not (either alone or in combination with another event) (i) result in any payment or benefit from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee, officer, director, or consultant of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan or otherwise payable from the Company or any of its Subsidiaries to any current or former employee, officer, director, or consultant, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits from the Company or any of its Subsidiaries to any current or former employee, officer, director, or consultant of the Company or any of its Subsidiaries, (iv) result in any obligation to fund benefits with respect to any current or former employee, officer, director, or consultant of the Company or any of its Subsidiaries, (v) result in any “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code or (vii) limit or restrict the right to amend, terminate or transfer the asset of any Company Benefit Plan on or following the Effective Time.

(h) There are no pending, or, to the Knowledge of the Company, threatened, Legal Actions against any Company Benefit Plan, other than claims for benefits incurred in the ordinary course by participants and beneficiaries or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) has been operated and administered in material compliance with Section 409A of the Code. Any amounts paid or payable pursuant to each Company Benefit Plan subject to Section 409A of the Code is not includible in the gross income of a service provider (within the meaning of Section 409A) until received by the service provider and is not subject to interest or the additional tax imposed by Section 409A of the Code. The per share exercise price of each Company Option is not less than fair market value of a share of Common Stock on the date of grant of such Company Option determined in a manner consistent with Section 409A of the Code.

(j) There is no Contract, agreement, arrangement or policy to which the Company or any of its ERISA Affiliates is a party, or by which it is bound, to compensate any current or former employee of the Company or any Company Subsidiary, or any other Person, for (i) Taxes or other penalties paid as a result of a violation of Section 409A or Section 457A of the Code, or (ii) excise taxes paid pursuant to Section 4999 of the Code.

Section 3.17 Labor Relations.

(a) (i) No employee of the Company or any of its Subsidiaries is represented by a union, (ii) to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted, and (iii) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor contract. Neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Each of the Company and its Subsidiaries is in material compliance with all applicable Laws relating to labor and employment, including all applicable Laws relating to the payment of wages and overtime wages, hours of work, worker classification, immigration and work authorization matters, collective bargaining, employment discrimination, equal employment opportunity, civil rights, leave entitlement, safety and health, workers’ compensation, pay equity and the collection and payment of withholding or social security taxes.

(c) With respect to any Person who provides personal services to the Company or any of its Subsidiaries, (i) to the Knowledge of the Company, the Company or the applicable Subsidiary (x) has properly classified each service provider as either an “employee” or an “independent contractor” and (y) has classified each employee as either “exempt” or “non-exempt,” (ii) neither the Company nor any of its Subsidiaries have any material liability by reason of any such person being improperly excluded from participating in a Company Benefit Plan, and (iii) there are no complaints, actions, claims or proceedings pending or, to the Knowledge of the Company, threatened to be brought by any such person or any Governmental Authority to reclassify such person.

(d) Since January 1, 2016, neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of WARN, issued any notification of a plant closing or mass layoff required by WARN, or incurred any Liability or obligation under WARN that remains unsatisfied. No terminations prior to the Closing would trigger any notice or other obligations under WARN.

Section 3.18 Taxes.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries have timely filed all Tax Returns that they were required to file, and all such Tax Returns are true, correct and complete in all material respects. All Taxes required to be paid by the Company and each of its Subsidiaries have been timely paid;

(ii) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency;

(iii) No audit or similar proceeding by any Governmental Authority is pending, or, to the Knowledge of the Company, threatened in writing, with respect to any Taxes of the Company or any of its Subsidiaries;

(iv) No deficiency with respect to material Taxes has been assessed against the Company or any of its Subsidiaries that has not been fully paid, adequately reserved in accordance with GAAP or otherwise satisfied or withdrawn;

(v) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for any taxable period ending on or before the Closing Date; and

(vi) There are no material Liens for Taxes on any property of the Company or any of its Subsidiaries other than Permitted Liens.

(b) No jurisdiction where the Company or any of its Subsidiaries does not pay Taxes or file Tax Returns has asserted in writing that the Company or any of its Subsidiaries is subject to taxation by that jurisdiction in any material respect.

(c) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code.

(d) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated, consolidated, combined, unitary or aggregate group for Tax purposes other than a group the common parent of which was the Company, or (ii) has any material liability for Taxes of another Person, other than the Company or its Subsidiaries, under Treasury Regulations Section 1.1502-6 (or any similar provision of federal, state, provincial, local or foreign law) or as transferee, successor, by contract, or otherwise.

(e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying under Section 355 of the Code in the two years prior to the date hereof.

(f) As of December 31, 2016, the Company and its Subsidiaries had approximately $39,334,620 of net operating loss carryforwards (as determined for U.S. federal income tax purposes) of which approximately $6,616,899 were subject to an annual use limitation under Section 382 of the Code.

Section 3.19 Environmental Matters. The Company and each of its Subsidiaries are, and since January 1, 2016 have been, in compliance with all applicable Law relating to (a) pollution, contamination, national resources, the protection, preservation or remediation of the environment, or protection of employee health and safety, (b) Releases or threatened Releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures, or (c) the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Law”), in each case, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries possess all Permits required under Environmental Law necessary for their respective operations, and such operations are in compliance with applicable Permits, except as would not reasonably be expected to have a Company Material Adverse Effect. No Legal Action arising under or pursuant to Environmental Law is pending, or to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against any Person whose liability for such Legal Action the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of Law, except as would not reasonably be expected to have a Company Material Adverse Effect. No condition, action, activity, circumstance, fact, event or incident, including the presence of any Hazardous Substance, exists, is occurring, or has occurred on or at any property currently or formerly owned or operated by the Company or any of its current or former Subsidiaries that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Law except as would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent all material documents in the possession or control of the Company relating to Releases or noncompliance with Environmental Law in any material respect that would reasonably be expected to result in material liability for the Company in respect of any property currently or formerly owned, leased or operated by the Company.

Section 3.20 Intellectual Property.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration. The foregoing are subsisting and all material registrations have been duly prosecuted in all material respects. All material registrations included in the foregoing have been duly maintained and are, to the Knowledge of the Company, valid and enforceable in all material respects.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect and except as set forth on Section 3.20(b) of the Company Disclosure Letter, either the Company or one of its Subsidiaries exclusively owns and possesses all right, title and interest in and to such registered and applied for Owned Intellectual Property and all other Owned Intellectual Property (including Intellectual Property created by employees and consultants of the Company and its Subsidiaries in connection with their employment thereby), free and clear of all Liens (other than Permitted Liens).

(c) Except as set forth on Section 3.20(c) of the Company Disclosure Letter, there is no Legal Action pending or initiated since January 1, 2016 or, to the Knowledge of the Company, threatened in writing since January 1, 2016, against the Company or any of its Subsidiaries based upon, or challenging or seeking to deny or restrict, the registrability, validity, enforceability of, or the use, other exploitation or ownership by the Company or any of its Subsidiaries of, any of the Owned Intellectual Property, nor asserting that the conduct of the Businesses infringes, misappropriates or otherwise violates any Intellectual Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, the conduct of the business of the Company and its Subsidiaries as currently conducted, does not infringe, violate or misappropriate and has not since January 1, 2016, infringed, misappropriated or otherwise violated (i) to the Knowledge of the Company, any patents of any Person nor (ii) other Intellectual Property of any Person. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, no third party has infringed upon, misappropriated or otherwise violated any Owned Intellectual Property. Except as set forth in Section 3.20(c) of the Company Disclosure Letter, there is no legal actions, litigations, suits, arbitrations or other civil proceedings pending or initiated since January 1, 2013, or threatened in writing since January 1, 2016, by the Company or any of its Subsidiaries before a Governmental Authority against any Person with respect to Intellectual Property (excluding written notices of unauthorized use or access of accounts for the Company’s products and services, and any written notice threatening to bring any legal action, litigation, suit, arbitration or civil proceeding with respect thereto, sent by the Company or its Subsidiaries to customers or former customers in the ordinary course of business as part of the Company’s Intellectual Property enforcement program).

(d) With respect to Intellectual Property, neither the Company nor any of its Subsidiaries is a party to, and the Owned Intellectual Property is not subject to, any judgment, award, ruling, decree, consent or coexistence, consent to use or settlement agreement that is material to the Businesses as currently conducted, but excluding any settlement agreement (including customer agreements) entered into in the ordinary course of business by the Company or its Subsidiaries as a result of the Company’s Intellectual Property enforcement program against unauthorized use or access of accounts for the Company’s products and services by customers or former customers of the Company or its Subsidiaries.

(e) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Licensed Intellectual Property, together with the Owned Intellectual Property, constitute all the Intellectual Property reasonably necessary to conduct the respective businesses of the Company and its Subsidiaries as currently conducted. Except as set forth on Section 3.20(e) of the Company Disclosure Letter and except as would not reasonably be expected to be material to the Businesses, the consummation of the Transactions shall not alter, impair or extinguish, or grant or transfer to any Person, any material rights, title or interests of the Company or any of its Subsidiaries in the Owned Intellectual Property or Licensed Intellectual Property.

(f) Section 3.20(f) of the Company Disclosure Letter sets forth each Contract to which the Company or any of its Subsidiaries is party pursuant to which (i) a third party grants (by way of license, other right to use or exploit, covenant not to sue, co-existence agreement or otherwise) to the Company or its Subsidiaries any interest in, or right to use or exploit Licensed Intellectual Property, that is material to the Businesses, or (ii) the Company or its Subsidiaries grants (by way of license, other right to use or exploit, covenant not to sue, co-existence agreement or otherwise) to any Person any interest in, or material right to use or exploit any material Intellectual Property, other than, in the case of (ii), Contracts with either (1) customers for the products and services generally made available by the Company and its Subsidiaries, where such Contracts are substantially in accordance with the Company’s form customer agreements, or (2) vendors, contractors or other service providers that include nonexclusive Intellectual Property license grants incidental to the provision of services to the Company or its Subsidiaries, in each case (1) and (2) in the ordinary course of business ((i) and (ii) collectively, the “Material IP Contracts”).

(g) Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries has taken reasonable and appropriate steps to protect, maintain and safeguard their rights in all trade secrets and other confidential information that are either material Owned Intellectual Property or which the Company or any of its Subsidiaries have an obligation to protect, including by requiring each Company employee and consultant and any other person with access to such trade secrets or other confidential information to execute a binding, reasonable confidentiality agreement. To the Knowledge of the Company, there have not been breaches of any such confidentiality agreements, or other loss or compromise of trade secrets or other confidential information, that are material to the Businesses.

(h) Since January 1, 2013, the Company and its Subsidiaries have not received written notice of any claims or Legal Actions (including any investigation or written notice) (i) from any Governmental Authority or (ii) except as would not reasonably be expected to be material to the Businesses, from any other Person that have been asserted or threatened against the Company or any of its Subsidiaries alleging either a violation of any Person’s privacy or personal information or data rights, or breach or compromise of cybersecurity (including with respect to credit card payment processing) or any non-compliance with applicable Laws, privacy policies, PCI-DSS and other cybersecurity measures, or terms of use.

(i) Except as would not reasonably be expected to be material to the Businesses and except as set forth on Section 3.20(i) of the Company Disclosure Letter, the Company and its Subsidiaries have conducted and maintain up to date cybersecurity and privacy risk assessments, and maintain and are in compliance with, and since January 1, 2013, have maintained and have been in compliance with, a plan and policies, and associated administrative, technical and physical safeguards, with respect to cybersecurity and privacy that are commercially reasonable and in compliance with all applicable Laws, such plan and policies (in the case of the safeguards), and contractual obligations concerning cybersecurity and privacy. To the Knowledge of the Company, since January 1, 2016, the Company and its Subsidiaries have not suffered any material unauthorized accesses, losses or compromises of data nor any cybersecurity breaches or compromises.

(j) Except as would not reasonably be expected to have a Company Material Adverse Effect, the products and services of the Company and its Subsidiaries are wholly and exclusively owned by the Company or one of its Subsidiaries, except for any Licensed Intellectual Property contained therein to which the Company or one of its Subsidiaries has a license or valid right to use and distribute such Licensed Intellectual Property to customers for the uses granted to such customers, free and clear of all options, rights, licenses, restrictions and Liens (except for Permitted Liens), and neither the Company nor any of its Subsidiaries has sold, transferred, assigned, promised or otherwise disposed of any rights or interests therein or thereto (other than non-exclusive end user licenses for the Company’s and its Subsidiaries’ products and services pursuant to customer contracts substantially in accordance with the Company’s form contracts and entered into in the ordinary course of business).

(k) In all material respects, the Company and its Subsidiaries maintain a complete copy of the source code for Owned Software, and any other Software compiled by the Company or its Subsidiaries, that is used in, or material to the delivery of, any of the Company’s and its Subsidiaries’ products and services, as well as all relevant material development and compilation tools, to readily generate executable versions of such products and services. Except as set forth in Section 3.20(k) of the Company Disclosure Letter, no third party has or has had any right or interest in or to any material portion of the source code for any material Software or material collections of data included in the Owned Intellectual Property, whether direct, contingent (such as through an escrow arrangement or contingent or springing license grant or release) or otherwise, other than non-exclusive access to only non-material portions of such source code or data from time to time to contractors and other service providers solely to perform software development and other services for the Company and its Subsidiaries, or, with respect to collections of data, pursuant to customer contracts substantially in accordance with the Company’s form contracts and entered into in the ordinary course of business.

(l) Except as set forth in Section 3.20(l) of the Company Disclosure Letter, the Company’s and its Subsidiaries’ products and services do not include (i) open source software that, as used by the Company or its Subsidiaries, requires the licensing, disclosure or distribution of any Owned Software to any other Person, or (ii) to the Knowledge of the Company, viruses or other malware, or any material uncured bugs or defects.

Section 3.21 Properties.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth (i) a list of the addresses of all real property leased (as lessee) by the Company and its Subsidiaries (the “Leased Real Property”) and (ii) a true and correct list of all Leases. The Leased Real Property constitutes all of the real property owned, operated, used, leased, subleased or otherwise occupied by the Company and its Subsidiaries to operate its business and there are no other lease, sublease, license, use or occupancy agreements for real property to which any of the Company or its Subsidiaries is bound.

(b) The Company and its Subsidiaries have a valid and enforceable right to use or a valid and enforceable leasehold interest in all material real property (including all buildings, fixtures and other improvements thereto) used by them. None of the Company’s and any of its Subsidiaries’ leasehold interest in any such property is subject to any Lien, except for Permitted Liens.

(c) All Leases are in full force and effect, neither the Company nor any of its Subsidiaries that is a party to such Lease has received or given any written notice of any material default thereunder which remains uncured as of the date hereof. Neither the Company nor any of its Subsidiaries party thereto (as the case may be) or, to the Knowledge of the Company, any Person other than the Company or its Subsidiary is in breach of, or default under, any provisions of any Lease nor has any event occurred which, with notice or the passage of time, or both, would give rise to such a material default or breach, result in a loss of any material rights or result in the creation of any Lien (except for Permitted Liens) thereunder or pursuant thereto.

(d) The Company’s and its Subsidiaries’, as applicable, possession and quiet enjoyment of the Leased Real Property has not been disturbed in any material respect, and no party to any Lease has provided notice of any material dispute with respect thereto. Except as set forth on Section 3.21(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries party to any Lease has assigned the same, sublet any part of the premises covered thereby or transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold estate or any of its rights under such Lease. Except as set forth on Section 3.21(d) of the Company Disclosure Letter, the Leased Real Property is not subject to any leases, subleases, licenses, occupancy agreements, options, rights, tenancies of any kind or other agreements or arrangements, other than the Leases, which grant to any Person the right to use, occupy or otherwise obtain a real property interest in all or any portion of the Leased Real Property whether as lessees, sublessees, occupants, trespassers or otherwise. Assuming that any consents required under the terms of the Leases as a result of the execution and delivery of this Agreement and the consummation of the Transactions are obtained prior to the Effective Time, upon consummation of the Transactions, each Lease shall continue in full force and effect without penalty or other materially adverse consequence to the Company or its Subsidiaries.

(e) To the Knowledge of the Company, there is no tax assessment pending threatened with respect to any portion of the Leased Real Property that would reasonably be expected to result in material financial liability to the Company or its Subsidiaries.

(f) To the Knowledge of the Company, the Leased Real Property, fixtures, structures, and equipment owned, operated, leased or used by the Company or any of its Subsidiaries are in good operating condition and in working order in all material respects,, ordinary course wear and tear excepted.

(g) As of the date hereof, neither the Company nor any of its Subsidiaries owns any real property or has any contract, right or option to acquire any real property.

Section 3.22 Permits; Compliance with Law.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Authority (“Permits”) reasonably necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), (ii) all such Company Permits are in full force and effect, and (iii) as of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened in writing.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2016, the Company and each of its Subsidiaries have been in compliance with (i) each Law applicable to the Company or such Subsidiary or by which any of the Company Assets is bound, and (ii) the Company Permits. Since January 1, 2016, the Company has not been subject to any adverse inspection, finding, investigation, penalty assessment, audit, or other compliance or enforcement action by any Governmental Authority, in each case that would have had a Company Material Adverse Effect.

Section 3.23 Anti-Corruption. Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (including any of their directors, officers, employees or other persons acting on their behalf) nor, to the Knowledge of the Company, any of their agents, has, directly or indirectly, (i) taken any action that would cause the Company or any of its Subsidiaries, or Parent or Merger Sub, to be in violation in any material respect of the United States Foreign Corrupt Practices Act of 1977, as amended, or any other anticorruption or anti-bribery Laws applicable to the Company or any of its Subsidiaries, or (ii) made any unlawful offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a governmental official to secure any improper advantage (e.g., to obtain a tax rate lower than allowed by Law) or to obtain or retain business for any Person. Neither the Company nor any of its Subsidiaries (including any of their directors, officers or employees) nor, to the Knowledge of the Company, any of their agents (i) is a Sanctioned Person, (ii) has in the last five (5) years engaged in any dealings or transactions with or for the benefit of any Sanctioned Person or otherwise violated any Sanctions, or (ii) has conducted its operations in violation of any Anti-Money Laundering Law, including applicable financial recordkeeping and reporting requirements.

Section 3.24 Affiliated Transactions. No director, officer or Affiliate (other than Subsidiaries of the Company) of the Company is a party to any Contract with the Company or its Subsidiaries (other than employment agreements, change of control agreements, severance agreements, indemnification agreements or any Company Equity Award) (each, a “Affiliated Party Contract”) or has any material interest in any property used by the Company or its Subsidiaries, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.25 Opinion of Financial Advisor. Canaccord Genuity LLC (the “Company Financial Advisor”) has delivered to the Company Board its opinion to the effect that, as of the date of this Agreement, and subject to the various limitations, assumptions, factors and matters set forth therein, the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger is fair, from a financial point of view, to those holders.

Section 3.26 No Vote Required. Assuming the Transactions contemplated by this Agreement are consummated in accordance with Section 3-106.1 of the MGCL, no stockholder votes or consents are needed to authorize this Agreement or to consummate the Transactions contemplated by this Agreement.

Section 3.27 Takeover Laws. Assuming the accuracy of the representations and warranties in Section 4.6(c), no “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation (including Section 3-601 and 3-602 of the MGCL) enacted under any applicable Law (“Takeover Laws”) is applicable to this Agreement or the Transactions.

Section 3.28 Insurance. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company maintains insurance coverage in such amounts and covering such risks as are in accordance with normal industry practice for companies in a similar industry of similar size and stage of development. To the Knowledge of the Company: (i) all such insurance policies are in full force and effect; (ii) no notice of cancellation or modification has been received (other than a notice in connection with ordinary renewals); and (iii) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, except for such defaults as have not had, or would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, there is no claim pending under any insurance policy held by the Company as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

Section 3.29 Brokers. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s, financial advisory or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 4.1 Organization and Power. Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the Law of its jurisdiction of incorporation. Each of Parent and Merger Sub has the requisite power and authority to own, lease and operate the assets and properties that it purports to own, lease and operate and to carry on its business as now conducted.

Section 4.2 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into, execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Transactions. The board of directors of each of Parent and Merger Sub has adopted resolutions approving this Agreement and the Transactions. The board of directors of each of Parent and Merger Sub pursuant to duly adopted resolutions have (a) approved and declared advisable the execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation of the Offer, the Merger and the Transactions and (b) declared that it is in the best interests of Parent and Merger Sub and the stockholders of Parent or Merger Sub that Parent or Merger Sub, as applicable, enter into this Agreement and consummate the Offer, the Merger and the other Transactions on the terms and subject to the conditions set forth in this Agreement. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary action on the part of Parent and Merger Sub.

Section 4.3 Enforceability. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity.

Section 4.4 Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not require any Governmental Authorization, other than:

(a) the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the Department;

(b) the filing with the SEC of (i) the Offer Documents and (ii) any filings or reports that may be required in connection with this Agreement and the Transactions under the Exchange Act;

(c) any pre-merger notification required under the HSR Act; and

(d) where the failure to obtain such Governmental Authorization would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5 Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the organizational documents of Parent or Merger Sub;

(b) contravene or conflict with, or result in any violation or breach of, any Law applicable to Parent or any of its Subsidiaries or by which any assets of Parent or any of its Subsidiaries (“Parent Assets”) are bound, assuming that all Governmental Authorizations described in Section 4.4 have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any Parent Assets are bound (collectively, “Parent Contracts”), other than as would not reasonably be expected to have a Parent Material Adverse Effect; or

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than as, if not obtained, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Capitalization; Interim Operations of Merger Sub; Ownership of Common Stock.

(a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is, and at the Acceptance Time and the Effective Time will be, owned by Parent. There are no subscriptions, options, warrants, calls, rights, convertible securities or other agreements or commitments on the part of Merger Sub for the issuance, transfer, sale, delivery, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) of the capital stock or other equity interests of, or other ownership interests in, Merger Sub, and there are no awards issued by Merger Sub based upon the value of any security issued by Merger Sub, including any capital appreciation rights, phantom stock plans, stock appreciation rights or stock-based performance units. Each outstanding share of capital stock of Merger Sub is duly authorized, validly issued, fully paid and non-assessable and not subject to any preemptive rights.

(b) Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions. Merger Sub has no Subsidiaries.

(c) None of Parent, Merger Sub or any of their respective Affiliates own, directly or indirectly, beneficially or of record, any shares of Common Stock, and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement and the Support Agreement.

Section 4.7 Financing. Parent has, and Parent will have at the Acceptance Time, access to the funds or commercial paper necessary to consummate the Transactions, including the payment by Parent and Merger Sub of the aggregate amount of the Offer Price and Merger Consideration, other amounts payable pursuant to Article II, any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation in connection with the Transactions and any other amounts, including indebtedness of the Company and its Subsidiaries, required to be paid in connection with, or as a result of, the consummation of the Transactions.

Section 4.8 Litigation. As of the date of this Agreement, there is no Legal Action pending or, to the Knowledge of Parent, threatened, against Parent or any of its Affiliates before any Governmental Authority that would, or seeks to, materially delay or prevent the consummation of the Transactions. As of the date of this Agreement, neither Parent nor any of its Affiliates is subject to any Order of, or, to the Knowledge of Parent, continuing investigation by, any Governmental Authority, or any Order of any Governmental Authority that would, or seeks to, materially delay or prevent the consummation of any of the Transactions.

Section 4.9 Brokers. The Company will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transactions based on arrangements made by or on behalf of Parent or Merger Sub, other than any such fee that is conditioned upon the consummation of the Merger.

Section 4.10 Independent Investigation. In entering into this Agreement and each of the other documents and instruments relating to the Transactions, Parent and Merger Sub represent, warrant, acknowledge and agree that, except for the specific representations and warranties of the Company contained in this Agreement (including any that are subject to the Company Disclosure Letter and the Company SEC Reports), it has not relied upon the accuracy or completeness of any representation or warranty, either express or implied, or the accuracy or completeness of any information provided, with respect to the Company or its Subsidiaries or Affiliates or their business, operations, technology, assets, liabilities, results of operations, financial condition, prospects, projections, budgets, estimates or operational metrics, or as to the accuracy or completeness of any of the information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided (including in any management presentations, information or descriptive memorandum, certain “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent and Merger Sub or any of their respective Affiliates or any of their respective Representatives made or provided by the Company, its Affiliates or any of its or their respective Representatives.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company. From and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, except as required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as required by applicable Law, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its operations in all material respects in the ordinary course of business consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its material assets, properties, contracts, licenses and business organization and to preserve satisfactory business relationships with customers, suppliers, vendors, employees and others having material business dealings with the Company, and (iii) manage cash in the ordinary course of business consistent with past practice, including by continuing to collect accounts receivable and to pay accounts payable, without discounting or accelerating payment of such accounts, other than in the ordinary course of business, and preserving its cash reserves and working capital, in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, and except as otherwise required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise required by applicable Law, from and after the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement pursuant to Article VII, the Company shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, without the prior written consent of Parent, such consent not to be unreasonably withheld, delayed or conditioned:

(a) Organizational Documents. Amend, modify, waive, rescind or otherwise change any of the Company Organizational Documents or any charter, bylaws, limited liability company agreement, partnership agreement or equivalent organizational documents of any Subsidiary of the Company;

(b) Dividends. Authorize, make, declare, set aside or pay any dividend or distribution on any shares of its capital stock other than dividends and distributions to the Company by wholly owned Subsidiaries of the Company, and other than regular quarterly cash dividends in respect of the shares of Common Stock not to exceed $0.19 per share of Common Stock and with record dates and payment dates for such dividends consistent with past practice, subject to compliance with applicable Law;

(c) Capital Stock. (i) Adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (x) in connection with the forfeiture or expiration of outstanding Company Equity Awards and the withholding of Common Stock to pay the exercise price or satisfy Tax obligations with respect to the exercise or vesting of Company Equity Awards, or (y) the acquisition, directly or indirectly, of equity securities of any wholly owned Subsidiary of the Company), (iii) grant any Person any right, warrant or option to acquire any shares of its capital stock, or (iv) issue, grant, transfer, deliver sell, subject to any lien or dispose of any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to the terms of existing Company Equity Awards);

(d) Compensation and Benefits. (i) Except to the extent required by applicable Law or the terms of any Company Benefit Plan, increase the compensation (including bonus opportunities) or benefits payable or to become payable to any of its directors, officers or employees, except for increases for employees other than executive officers in salary and hourly wage rates, annual bonus targets or benefits of such employees in the ordinary course of business, (ii) establish, adopt, enter into or materially amend, renew or terminate any collective bargaining agreement or Company Benefit Plan or any employee benefit plan or compensation, agreement, policy, program or commitment that, if in effect on the date of this Agreement, would be a Company Benefit Plan, other than as part of the annual renewal process for health and welfare plans in the ordinary course of business or to the extent required by applicable Law, (iii) grant any severance or termination pay, unless otherwise required pursuant to any Company Benefit Plan, (iv) execute any employment, deferred compensation or other similar agreement (or any material amendment to any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries other than offer letters and employment agreements entered in the ordinary course of business that are terminable at will and without material liability to the Company or any of its Subsidiaries, (v) provide any new material benefit to any of the directors, officers or employees of the Company or any of its Subsidiaries, except to the extent required by applicable Law, this Agreement or any Company Benefit Plan or in the ordinary course of business consistent with past practice in conjunction with new hires, promotion or other changes in job status;

(e) Labor and Employment. (i) Hire or engage, or offer to hire or engage, any new employees, independent contractors, or consultants except in the ordinary course of business; (ii) terminate any employees in a position of Vice-President or higher other than for cause (which shall include, for the avoidance of doubt, poor performance); (iii) send any written communications (including electronic communications) to any employees, independent contractors or consultants of the Company or any of its Subsidiaries regarding the terms of their employment or engagement or their benefits after the consummation of the Transactions (provided, that the foregoing shall not be deemed to prohibit the Company or any of its Subsidiaries from providing employees, independent contractors or consultants of the Company or any of its Subsidiaries with communications of the terms of this Agreement); or (iv) make any representations or issue any communications to employees, independent contractors or consultants that are inconsistent with the terms of this Agreement;

(f) Dissolution. Adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(g) Acquisitions. Acquire (i) (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any business, assets or capital stock of any Person or division thereof, except for any such transaction that is between the Company and any of its wholly owned Subsidiaries or between any such wholly owned Subsidiaries or any acquisition of assets in the ordinary course of business or (ii) any ownership interest in any real property or terminate (other than in accordance with its terms) or enter into any assignment, transfer, lease, sublease, license, purchase and sale or option agreement or any other agreement for real property;

(h) Dispositions. Sell, assign, lease, license, transfer, pledge, encumber, grant, dispose of or subject to a Lien any material Company Assets, other than (i) in the ordinary course of business (in the case of Intellectual Property, solely with respect to Intellectual Property of de minimis value to the Businesses or otherwise pursuant to Contracts to which the Company or its Subsidiaries is a party as of the date hereof or enters into after the date hereof in the ordinary course of business), (ii) any Permitted Liens, (iii) nonexclusive licensing (without redistribution or derivative works rights) to customers of the Company or its Subsidiaries for use of Company’s and its Subsidiaries products and services and to consultants, service providers and other vendors solely to provide services to the Company or its Subsidiaries, in each case in the ordinary course of business consistent with past practice, or (iv) pursuant to any Contract existing and in effect as of the date hereof or entered into after the date hereof in accordance with the terms hereof;

(i) Intellectual Property Prosecution. Waive, abandon, allow to lapse or fail to renew (including failing to pay renewal fees) any Intellectual Property applications or registrations, or waive or abandon any other Intellectual Property, except in the ordinary course of business consistent with past practice;

(j) Use of Open Source. Include any open source software or data in any products or services of the Company or its Subsidiaries (except pursuant to open source licenses with broadly permissive terms that impose no substantive obligations on the licensee, such as the Apache 2.0 license agreement), or subjecting any Intellectual Property to open source license terms;

(k) Cybersecurity. Make any substantive adverse changes to cybersecurity and privacy policies, practices and measures, except to strengthen the foregoing or as necessary to comply with applicable Laws, existing contractual obligations or address discovered exposures or vulnerabilities;

(l) Indebtedness; Guarantees. Incur, assume or guarantee any Indebtedness;

(m) Loans. Make any loans or advances, other than (i) loans or advances made to employees in the ordinary course of business for travel, business or relocation, or (ii) loans or advances made by the Company or a wholly owned Subsidiary of the Company to the Company or to a wholly owned Subsidiary of the Company;

(n) Tax and Accounting. (i) Make or revoke any material Tax election, file any material amended Tax Return, surrender any right to claim a material refund of Taxes, or enter into any settlement, compromise or closing agreement with respect to any material Tax liability, in each case, other than in the ordinary course of business or as required by GAAP or applicable Law, or (ii) change any material accounting policies or procedures of the Company except for such changes that are required by GAAP or applicable Law;

(o) Legal Actions. (i) Subject to Section 5.2, settle or compromise any Legal Action or other claim (or threatened Legal Action or other claim) asserted by a third party against the Company or any Subsidiary of the Company, other than settlements or compromises that result solely in monetary obligations payable by the Company pursuant to which the monetary payments required to be made by the Company or any of its Subsidiaries that are not covered by the Company’s insurance policies do not exceed $2 million in the aggregate (so long as any such settlement or compromise would not result in the imposition of a material restriction on the Businesses); or (ii) commence any material legal actions, litigations, suits, arbitrations or other civil proceedings before any Governmental Authority of the type set forth on Section 5.1(o) of the Company Disclosure Letter;

(p) Material Contracts. (i) Amend or modify in any material respect, waive any material rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any Material Contract or Lease enter into any Lease or any Contract which if entered into prior to the date hereof would have been a Material Contract, other than in the ordinary course of business; or (ii) amend or modify in any material respect, waive any material rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any Affiliated Party Contract or enter into any Contract which if entered into prior to the date hereof would have been an Affiliated Party Contract;

(q) Capital Expenditures. Make or authorize capital expenditures in excess of the total aggregate amounts set forth in the Company’s capital expense budget made available to Parent prior to the date of this Agreement, except for (i) capital expenditures that do not exceed $50,000 in the aggregate during any fiscal quarter or (ii) capital expenditures for the repair or replacement of assets subject to a casualty or condemnation event or to the extent such capital expenditure is made with, or subsequently reimbursed out of, insurance of other proceeds relating to any casualty or condemnation event;

(r) Insurance. Fail to renew or maintain material existing insurance policies or comparable replacement policies in each case that are material to the Company and its Subsidiaries, other than in the ordinary course of business; or

(s) Related Actions. Authorize, agree or commit to do any of the foregoing.

Section 5.2 Stockholder Litigation. The Company shall keep Parent reasonably informed with respect to the defense or settlement of any litigation brought by stockholders of the Company against the Company, its directors and/or its officers relating to the Transactions and the Company and shall not settle any such litigation or consent to the same without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

Section 5.3 Access to Information; Confidentiality.

(a) The Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access at reasonable times upon prior written notice to the officers, employees, properties, books and records of the Company and its Subsidiaries and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent may reasonably request; provided, that with respect to Parent’s and its Representatives’ access to any databases of the Company containing data, records or other information which is licensed, marketed, sold or distributed by the Company and its Subsidiaries, the scope and nature of such access provided by the Company and its Subsidiaries under this Section 5.3(a) shall be limited to, and consistent in all material respects with, the scope and nature of the access provided to Parent and its Representatives in connection with their due diligence review of the Company and its Subsidiaries prior to the execution and delivery of this Agreement. Notwithstanding the foregoing, the Company shall not be required to provide such access or information if it reasonably determines that, as applicable, such access may (x) materially disrupt or impair the business or operations of the Company or any of its Subsidiaries or (y) violate any obligation of the Company with respect to confidentiality, non-disclosure or privacy or (z) would reasonably be expected to result in a waiver of attorney-client privilege, work product doctrine or similar privilege or would violate any applicable Law (it being agreed that, with respect to clauses (y) and (z), that the parties shall use commercially reasonable efforts to cause such information to be provided in a manner that would not result in such violation or waiver).

(b) The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any notice or other communication from any Governmental Authority in connection with the Transactions, (iii) any Legal Actions commenced, or to such party’s Knowledge, threatened, against the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, that are related to the Transactions, and (iv) the material failure of any party to comply with or satisfy any covenant or agreement in this Agreement, in each case such that the conditions set forth in Article VI or Exhibit A would not be satisfied or would give rise to a right a termination set forth in Section 7.3(b) or Section 7.4(b), as the case may be. In addition, the Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or which would reasonably be likely to result in the failure of any of the conditions set forth in Article VI or Exhibit A to be satisfied. In no event shall (x) the delivery of any notice by a party pursuant to this Section 5.3(b) limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) any such disclosure be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty.

(c) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated May 25, 2018 (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under Section 1.2(c) or this Section 5.3.

(d) As soon as reasonably practicable, and not later than three Business Days prior to filing such tax return with the IRS, the Company shall provide to Parent a copy of the Company’s U.S. federal income tax return for its taxable year ending December 31, 2017.

(e) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries before the Effective Time. Before the Effective Time, the Company shall, subject to and consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4 No Solicitation.

(a) Except as expressly permitted by Section 5.4(b), the Company shall not, and the Company shall cause its Subsidiaries not to, and the Company shall direct its Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal or any potential Takeover Proposal, (ii) enter into or participate in any discussions with any Person regarding, or for the purpose of soliciting or knowingly encouraging or facilitating, a Takeover Proposal or any proposal that would reasonably be expected to lead to a Takeover Proposal (other than to state that the Company is not permitted to have discussions except in accordance with the terms of this Agreement), (iii) approve, recommend, execute or enter into any letter of intent, agreement in principle or any Contract providing for a Takeover Proposal, or that would reasonably be expected to lead to a Takeover Proposal (other than an Acceptable Confidentiality Agreement), or (iv) furnish to any Person any non-public information regarding the Company or any of its Subsidiaries in connection with any Takeover Proposal or any potential Takeover Proposal. The Company shall, and shall cause each of its Subsidiaries to, and the Company shall direct the Representatives of the Company and its Subsidiaries to, immediately cease and terminate any existing solicitation, discussion or negotiation heretofore conducted by the Company, any of its Subsidiaries or their respective Representatives with any Person (other than Parent and its Affiliates) with respect to any Takeover Proposal, or any proposal that would reasonably be expected to lead to a Takeover Proposal. The Company shall, (i) as promptly as reasonably practicable (and in any event within two (2) Business Days) following the date of this Agreement, request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all information or documents previously furnished to any Person (other than to Parent, its Affiliates and their respective Representatives) that has made or has explored a Takeover Proposal to the extent such request was not made by the Company prior to the date hereof, and (ii) not release any Person from, or terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill provision in any agreement to which the Company or any of its Subsidiaries is party, and use reasonable best efforts to enforce such provisions of any such agreement, except as expressly permitted by Section 5.4(b).

(b) Notwithstanding Section 5.4(a), prior to the Acceptance Time, following the receipt after the date hereof by the Company of a bona fide written Takeover Proposal that has not resulted from a breach of Section 5.4(a), (i) the Company Board shall be permitted to participate in discussions regarding such Takeover Proposal to clarify the terms of such Takeover Proposal, and (ii) if the Company Board determines, after consultation with outside legal counsel and financial advisors that such Takeover Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and that the failure to take such action would be inconsistent with the duties of the Company’s Directors, under applicable Law, then the Company may, in response to such Takeover Proposal, (x) furnish access and non-public information with respect to the Company and any of its Subsidiaries to the Person or Persons who has made such Takeover Proposal (and their potential sources of funding) pursuant to an Acceptable Confidentiality Agreement, provided that any written material non-public information provided under this clause (x) shall have previously been provided to Parent or shall be provided to Parent substantially concurrently (and in any event within twenty-four (24) hours) with the time it is provided to such Person or Persons (or any of their potential sources of funding), and (y) participate or engage in discussions and negotiations regarding such Takeover Proposal. Notwithstanding anything to the contrary in this Agreement, the Company Board shall be permitted, to the extent it determines, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the duties of the Company’s Directors under applicable Law, to modify, waive, amend, release or fail to enforce any existing standstill or similar obligations owed by any Person to the Company or any of its Subsidiaries.

(c) From and after the date of this Agreement, the Company shall promptly (but in any event within the earlier of one (1) Business Day and forty-eight (48) hours) notify Parent in writing of (i) the receipt of any Takeover Proposal, specifying the material terms and conditions thereof (and including a copy thereof, if such proposal is in writing) and the identity of the party making the proposal, and (ii) any material modifications to the financial or other material terms and conditions of such Takeover Proposal.

(d) Except as set forth in Section 5.4(e) and Section 5.4(f), neither the Company Board nor any committee thereof shall (i) withdraw, qualify, modify or amend (or publicly propose to withdraw, qualify, modify or amend) the Company Board Recommendation in any manner adverse to Parent, (ii) adopt, approve, endorse, recommend or declare advisable (or publicly propose to adopt, approve, endorse, recommend or declare advisable) a Takeover Proposal, (iii) approve, recommend or allow the Company to enter into a letter of intent or Contract for a Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into following compliance with this Section 5.4), (iv) fail to include the Company Board Recommendation in the Schedule 14D-9, (v) after public announcement of a Takeover Proposal (other than a Takeover Proposal in the circumstances described in clause (vi) below), fail to publicly affirm the Company Board Recommendation within three (3) Business Days after a written request by Parent to do so (provided, that Parent may make such request no more than one (1) time with respect to any Takeover Proposal, except that Parent may make an additional request after any material change in the terms of, or upon the public announcement of the satisfaction or fulfillment of a material condition to, such Takeover Proposal), or (vi) fail to recommend against any Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such tender offer or exchange offer (any of the foregoing, an “Adverse Recommendation Change”).

(e) Notwithstanding Section 5.4(d), if the Company or the Company Board receives, after the date of this Agreement and at any time prior to the Acceptance Time, a bona fide written Takeover Proposal that did not result from a breach of this Section 5.4, and the Company Board determines in good faith (i) after consultation with Company’s outside legal and financial advisors that such Takeover Proposal constitutes a Superior Proposal and (ii) after consultation with the Company’s outside legal counsel, that in light of such Takeover Proposal, a failure to take such actions would be inconsistent with the duties of the Company’s Directors under applicable Law, the Company Board may terminate this Agreement to enter into a Contract with respect to such Superior Proposal or make an Adverse Recommendation Change, but only if:

(i) the Company shall have first provided written notice to Parent at least four (4) Business Days prior to any such proposed termination that it is prepared to terminate this Agreement to enter into a Contract with respect to a Superior Proposal, which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal and the identity of the party making such Superior Proposal, and shall, if requested by Parent, have negotiated with Parent in good faith during such four (4) Business Day period regarding modifications of the terms and conditions of this Agreement proposed by Parent so that such Superior Proposal is no longer a Superior Proposal; and

(ii) Parent does not make, within four (4) Business Days after the receipt of such notice (it being understood and agreed that any material change to the financial or other material terms and conditions of such Superior Proposal shall require an additional notice to Parent and a new two (2) Business Day period), a binding and irrevocable written and complete proposal that the Company Board determines, after consultation with its financial advisor and outside legal counsel, causes the Takeover Proposal that constituted a Superior Proposal to no longer constitute a Superior Proposal.

(f) Notwithstanding anything to the contrary in this Agreement, at any time before the Acceptance Time, the Company Board may make an Adverse Recommendation Change if, in response to an Intervening Event, (i) the Company Board has concluded, following consultation with its outside legal counsel, that its failure to make such Adverse Recommendation Change would be inconsistent with the duties of the Company’s Directors under applicable Law and (ii) at least four (4) Business Days prior to such Adverse Recommendation Change, the Company shall have provided to Parent notice stating that an Intervening Event has occurred and describing such Intervening Event and, if requested by Parent, negotiated in good faith with Parent during such four (4) Business Day period regarding a modification of the terms and conditions of this Agreement so that the Transactions may be effected.

(g) Nothing contained in this Agreement shall prohibit the Company from complying with Rules 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder, provided that the Company Board shall not make any Adverse Recommendation Change except in accordance with Section 5.4(e) and Section 5.4(f).

(h) Neither Parent nor Merger Sub, nor any of their respective Affiliates or Representatives shall propose or enter into any formal or informal arrangements or understandings (whether or not binding) with any Person making a Takeover Proposal (other than Representatives of Parent) with respect to any Takeover Proposal involving the Company.

Section 5.5 Employees; Benefit Plans.

(a) For a period of at least one (1) year following the Closing Date, Parent shall, or shall cause the Surviving Corporation or any of their respective Affiliates to, provide (i) to each individual who, immediately before the Effective Time is an employee of the Company or any of its Subsidiaries, including any individual on short-term disability leave immediately before the Effective Time (each, a “Continuing Employee”) at least the same salary or hourly wage rate provided to such Continuing Employee immediately before the Effective Time, (ii) to each Continuing Employee, at least the same short-term (annual or more frequent) cash bonus opportunity provided to such Continuing Employee immediately before the Effective Time; provided that, except as set forth in Section 5.5(c), the performance metrics and other terms and conditions applicable to the cash bonuses may be modified, (iii) to substantially all Continuing Employees, at least the same commission opportunity provided to such Continuing Employees immediately before the Effective Time; provided that the structure of the commission arrangements may be modified and (iv) to each Continuing Employee, other employee benefits (excluding equity and equity based compensation, defined benefit pension benefits, early retirement benefits, and post-retirement medical benefits) that are not materially less favorable in the aggregate than those provided to such Continuing Employee as of the date of this Agreement.

(b) Notwithstanding anything to the contrary set forth herein, after the Effective Time, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Continuing Employee for any lawful reason and neither Parent nor the Surviving Corporation shall have any obligation to retain any employee or group of employees of the Company or any of its Subsidiaries.

(c) Parent shall, or shall cause the Surviving Corporation and each of their respective Affiliates to, honor all severance, change in control and similar agreements as identified on Schedule 5.5(c) in accordance with their terms as in effect as of the date of this Agreement. With respect to the Company’s 2013 Annual Incentive Compensation Plan (the “Company AIP”), Parent agrees that (x) Parent shall, or shall cause the Surviving Corporation and each of their respective Affiliates to, pay bonuses to those Continuing Employees who participate in the Company AIP for the 2018 performance year, in accordance with the terms of the Company AIP, and (y) make determinations of performance achievement and bonus payment amounts for the 2018 performance year under the terms of the Company AIP in a manner consistent with the Company’s past practices prior to the Closing; provided, however, that if any such Continuing Employee’s employment is terminated by Parent, the Surviving Corporation or any of their respective Affiliates, without cause following the Closing Date but prior to the date of payment of the Company AIP bonuses in respect of the 2018 performance year, such Continuing Employee will remain eligible to receive a prorated Company AIP payment in respect of the 2018 performance year, payable at the same time as the Company AIP bonuses are paid to other eligible employees in respect of the 2018 performance year, with such prorated bonus in an amount equal to (i) that amount, if any, to which the Continuing Employee would have otherwise been entitled had the Continuing Employee remained an active employee as of December 31, 2018, multiplied by (ii) the fraction the numerator of which is the number of days the Continuing Employee was actively employed in 2018 and the denominator of which is 365.

(d) With respect to any employee benefit plan or arrangement of Parent, the Surviving Corporation and their respective Affiliates, including severance and vacation or other paid-time off benefits made available to any Continuing Employee after the Effective Time (other than any defined benefit pension plan and any equity plan) (the “New Plans”), Parent shall provide that (i) each Continuing Employee shall receive credit for such Continuing Employee’s years of service with the Company and its Subsidiaries before the Effective Time (including predecessor or acquired entities or any other entities) for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual) (except to the extent such credit would result in a duplication of accrual of benefits or with respect to New Plans created after the Effective Time for which similarly situated employees of Parent or the applicable Affiliate do not receive past service credit), (ii) to the extent commercially practicable, at the Effective Time, any waiting time limitation in any New Plan is waived to the extent such waiting time was satisfied under the similar or comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (iii) to the extent commercially practicable, all pre-existing condition exclusions or limitations and actively-at-work requirements of each New Plan be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous Old Plan as of the Effective Time.

(e) Prior to the Effective Time, the Company shall take such corporate actions and issue such participant communications as reasonably necessary to terminate in accordance with its terms and applicable Law the Reis Services, LLC 401(k) Plan (the “Company 401(k) Plan”), effective as of immediately prior to the Effective Time and contingent upon the Effective Time occurring. Following the Effective Time, the Parent shall, or shall cause the Surviving Corporation to, (i) take such actions as reasonably necessary to complete the distribution of the assets of the Company 401(k) Plan to participants in accordance with its terms and applicable Law; and (ii) shall take such actions as may be necessary to cause a New Plan that is a qualified retirement plan with a 401(k) deferral feature (the “Parent 401(k) Plan”) to allow each Continuing Employee who receives a distribution from the Company 401(k) Plan to make a “direct rollover” to the Parent 401(k) Plan of the account balances of the Continuing Employee (including promissory notes evidencing any outstanding loans to the extent reasonably practicable) under the Company 401(k) Plan if such direct rollover is elected by the Continuing Employee in accordance with applicable Law. As soon as reasonably practicable following the Effective Time, Parent will provide information to Continuing Employees regarding their eligibility to participate in the Parent 401(k) Plan on the same terms and conditions as similarly situated employees of Parent, taking into account each Continuing Employee’s length of service with the Company in accordance with Section 5.5(d). Prior to the Closing, the Company shall provide Parent with evidence that the Company Board has adopted resolutions for the termination of the Company 401(k) Plan as contemplated hereby.

(f) This Section 5.5 is solely for the benefit of the parties to this Agreement, and nothing in this Section 5.5, whether express or implied, shall confer upon any current or former employee, officer, director, or consultant of the Company, Parent, the Surviving Corporation or any of their respective Affiliates or any beneficiary or dependent thereof, any rights or remedies, including any right to employment or continued employment for any specified period, of any nature or kind whatsoever. No provision of this Section 5.5 is intended to modify, amend or create any employee benefit plan of the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

Section 5.6 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and the Surviving Corporation shall cause all rights to indemnification, advancement of expenses and exculpation now existing in favor of any present or former director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in (i) the Company Organizational Documents or (ii) agreements between an Indemnified Party and the Company or one of its Subsidiaries (in effect as of the date of this Agreement) to survive the Merger and to continue in full force and effect for a period of not less than six (6) years (plus ninety (90) days) after the Effective Time or, if longer, for such period as is set forth in any applicable agreement with an Indemnified Party in effect as of the date of this Agreement.

(b) Parent shall cause the Surviving Corporation to indemnify all Indemnified Parties to the fullest extent permitted by applicable Law with respect to all acts and omissions arising out of or relating to their services as directors, officers or employees of the Company, its Subsidiaries or another Person, if such Indemnified Party is or was serving as a director, officer or employee of such other Person at the request of the Company, whether asserted or claimed before, at or after, or occurring before or at, the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions or otherwise). If any Indemnified Party is or becomes involved in any Legal Action in connection with any matter subject to indemnification hereunder, then Parent shall cause the Surviving Corporation to advance as incurred any costs or expenses (including legal fees and disbursements), judgments, fines, losses, claims, damages or Liabilities (“Damages”) arising out of or incurred in connection with such Legal Action, subject to the Surviving Corporation’s receipt of an undertaking by or on behalf of such Indemnified Party, if required by the MGCL, to repay such Damages if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified. In the event of any such Legal Action, (i) each of Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Legal Action and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment, in each case on behalf of an Indemnified Party, in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action.

(c) Parent and the Surviving Corporation shall, jointly and severally, maintain in effect for at least six (6) years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company or policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the Transactions or otherwise) so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 350% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 350% amount being the “Maximum Premium”). If Parent or the Surviving Corporation are unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, then Parent and the Surviving Corporation shall, jointly and severally, instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Notwithstanding the foregoing, in lieu of the arrangements contemplated by this Section 5.6(c), before the Effective Time, the Company shall be entitled to purchase a “tail” directors’ and officers’ liability insurance policy covering the matters described in this Section 5.6(c) and, if the Company elects to purchase such a policy before the Effective Time, then Parent and the Surviving Corporation’s obligations under this Section 5.6(c) shall be satisfied so long as Parent and the Surviving Corporation cause such policy to be maintained in effect for a period of six (6) years following the Effective Time; provided, that the Company shall use its reasonable best efforts to apply any returned premium received by the Company in connection with the Company’s current policies of directors’ and officers’ liability insurance as a result of the Transactions contemplated by this Agreement to the cost of such “tail” policy.

(d) The covenants contained in this Section 5.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent and the Surviving Corporation shall take all necessary action so that the successors or assigns of Parent and the Surviving Corporation shall succeed to the obligations set forth in this Section 5.6.

Section 5.7 Reasonable Best Efforts. Upon the other terms and subject to the conditions set forth in this Agreement (including in Section 5.8) and in accordance with applicable Law, each of the parties to this Agreement shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the Offer Conditions and the conditions set forth in Article VI are satisfied and to consummate the Transactions as promptly as practicable.

Section 5.8 Consents; Filings; Further Action.

(a) Without limiting the generality of the foregoing Section 5.7, upon the terms and subject to the conditions of this Agreement and in accordance with applicable Law, each of Parent, Merger Sub and the Company shall use reasonable best efforts to as promptly as practicable, (i) obtain any consents, approvals or other authorizations, and make any filings and notifications, required in connection with the Transactions, and (ii) make any other submissions either required or reasonably deemed appropriate by Parent or the Company in connection with the Transactions, under the Securities Act, the Exchange Act, the HSR Act, the MGCL, the Applicable Exchange rules and regulations and any other applicable Law. Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents (except to the extent containing confidential information of such party) to the non-filing party and its Representatives before filing.

(b) Parent and the Company shall as promptly as practicable, but in any event within ten (10) Business Days following the execution and delivery hereof, file or cause to be filed with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report forms required for the Transactions (which such filings shall request early termination of the applicable waiting period under the HSR Act) and promptly file or cause to be filed any supplemental information requested in connection therewith pursuant to the HSR Act. Parent and the Company shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing that is necessary under the HSR Act.

(c) Parent and the Company shall keep the other apprised of the status of any communications with, and any inquiries or requests for additional information from the FTC, the DOJ, or any other Governmental Authority and shall comply as promptly as practicable with any such inquiry or request and provide any supplemental information requested in connection with the filings made hereunder pursuant to the HSR Act or any other applicable Law. No party shall participate in any meeting or engage in any material substantive conversation with any Governmental Authority without giving the other party prior notice of the meeting or conversation and the opportunity to participate in such meeting or conversation. No party shall agree to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the other party. Subject to applicable Law, Parent and the Company shall (i) discuss with and permit the other party (and its counsel) to review in advance, and consider in good faith the other party’s reasonable comments in connection with, any proposed filing or communication to the FTC, the DOJ, or any other Governmental Authority or, in connection with any proceeding by a private party to any other Person, relating to any filing, investigation, inquiry or other Legal Action in connection with the Transactions, and (ii) furnish the other party promptly with copies of all correspondence, filings and communications relating to filing, investigation, inquiry or other Legal Action between them and their Affiliates and their respective Representatives on the one hand, and the FTC, the DOJ, or any other Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement or the Transactions, provided that such materials may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d) Without limiting the generality of the foregoing, but subject to the proviso below, Parent shall take steps necessary to (i) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the Transactions by any Governmental Authority, and (ii) vigorously contest (including by means of litigation) (x) any Legal Action or investigation brought, or threatened to be brought, by any Governmental Authority or any other Person seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of any of the Transactions or seeking damages or to impose any terms or conditions in connection with the Transactions, and (y) any Order that enjoins, restrains, prevents, prohibits or makes illegal the consummation of any of the Transactions or imposes any damages, terms or conditions in connection with the Transactions. Without limiting the generality of the foregoing, Parent shall, and shall cause its Subsidiaries and Affiliates to, (A) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, license of any assets, properties, businesses, products, product lines, rights, or services of Parent and its Subsidiaries and Affiliates, or the Company and its Subsidiaries or any interest or interests therein, and (B) otherwise take or commit to take actions that after the Closing would limit Parent’s or its Subsidiaries’ or Affiliates’ freedom of action with respect to, or its or their ability to retain, one or more of the assets, properties, businesses, product lines, relationships or services of Parent and its Subsidiaries and Affiliates, the Company and its Subsidiaries or any interest or interests therein, in each case of (A) and (B) to obtain any clearance required under the HSR Act or any other approval, consent or authorization necessary under applicable Law for the consummation of the Transactions; provided, however, that any such action in each case of (A) and (B), (i) shall be conditioned upon the consummation of the Transactions and (ii) would not, or would not reasonably be expected to, individually or in the aggregate, (x) have a material adverse effect on the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (with materiality being measured based on the size of the Company and its Subsidiaries, taken as a whole) or (y) materially impair the overall benefits reasonably expected to be realized by Parent from the consummation of the Transactions, taking into account, among other things, effects on the assets, business and operations and relationships of both Parent and its Subsidiaries and of the Company and its Subsidiaries (with materiality being measured based on the size of the Company and its Subsidiaries).

(e) Parent shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any Person, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions, or (iii) materially delay the consummation of the Transactions.

(f) The Company shall, to the extent permitted by applicable Law, (i) take all actions necessary so that no Takeover Law becomes applicable to the Transactions and (ii) if any such Takeover Law becomes applicable to the Transactions, take all actions necessary so that the Transactions may be consummated as promptly as practicable.

(g) Notwithstanding anything to the contrary contained in this Agreement, but subject to Parent’s obligations set forth in this Section 5.8, Parent, following consultation with the Company and after giving due consideration to its views and acting reasonably and in good faith, shall have the right to direct all matters with respect to any Governmental Authority in connection with obtaining any necessary consents, clearances or approvals under Antitrust Laws (including the HSR Act) consistent with its obligations hereunder, and shall have the principal responsibility for devising and implementing the strategy for, obtaining any consents, clearances or approvals under Antitrust Laws (including the HSR Act), and shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining any necessary consents, clearances or approvals under Antitrust Laws (including the HSR Act).

Section 5.9 Public Announcements. Except as provided for in this Agreement or required by applicable Law, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements (including via social media) about this Agreement or any of the Transactions. Neither Parent nor the Company, nor any of their respective Subsidiaries, shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Law or the Applicable Exchange requirements (or, with respect to Parent or Merger Sub, the New York Stock Exchange requirements), in which case that party shall use its reasonable best efforts to provide an opportunity (reasonable under the circumstances) to the other party to review and comment upon such press release or other public statement, to consult with the other party before issuing any such release or making any such public statement and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided that the Company shall not be required to consult with the other party or provide any such review or comment to the other party in connection with any disclosure contemplated by Section 5.4 or any disclosure relating to any Takeover Proposal or Adverse Recommendation Change. Nothing in this Section 5.9 shall limit the ability of any party to make additional disclosures that are consistent in all but de minimis respects with the prior public disclosures regarding the Transactions so long as such disclosures are still accurate.

Section 5.10 Fees and Expenses. Except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the Transactions (“Expenses”) shall be paid by the party incurring those Expenses; provided, however, that Parent shall pay any applicable filing fees under the HSR Act in connection with the Transactions.

Section 5.11 Section 16b-3. Prior to the Acceptance Time, the Company shall (and shall be permitted to) take such steps as may be reasonably required to cause dispositions of the Company’s equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Compensation Arrangements. Prior to the Acceptance Time, the Company (acting through the Compensation Committee of the Company Board or its independent directors, to the extent required under applicable Law) will take all steps that may be necessary or advisable to cause all amounts payable to holders of Company Equity Awards granted or issued under a Company Benefit Plan, in all such cases in which any such Company Benefit Plan is amended, modified or supplemented or pursuant to which consideration is or shall be paid to such holder, to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act. The Company shall deliver to Parent copies of all resolutions and consents prepared in connection with the actions required under this Section 5.12.

Section 5.13 Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary on its part under applicable Laws and rules and policies of the Applicable Exchange to enable the de-listing by the Surviving Corporation of the shares of Common Stock from the Applicable Exchange and the deregistration of the shares of Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days thereafter.

Section 5.14 Leases. The Company shall cause its Subsidiary that is a party to the Leases set forth on Section 5.14 of the Company Disclosure Letter to use commercially reasonable efforts (without being required to make any payment) to obtain prior to the Closing an estoppel certificate duly executed by each applicable landlord or sublandlord under each such Lease substantially in the form of Exhibit B or such other form as each applicable landlord or sublandlord is required to provide pursuant to the terms of the applicable Lease; provided that for the avoidance of doubt and without limiting the Company’s obligation to cause its Subsidiaries to use commercially reasonable efforts to obtain prior to the Closing the estoppels contemplated by this Section 5.14, Parent and Merger Sub acknowledge and agree that obtaining any such estoppel certificates prior to the expiration of the Offer or the Closing is not, and shall not be deemed to be, condition to the Offer or the Closing.

Section 5.15 Director Resignations. The Company shall cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

Section 5.16 Company Credit Agreement.

(a) On or prior to the third (3rd) Business Day prior to the Closing Date, the Company shall deliver (x) a termination notice to the Lender, notifying the Lender that it shall terminate the Revolving Loan Commitment (as defined in the Company Credit Agreement) and all Bank Product Obligations (as defined in the Company Credit Agreement) under the Credit Agreement as of the Closing Date, contingent upon the Closing and (y) to the Parent a final draft payoff letter (which shall be executed and effective as of the Closing) (in customary form and substance reasonably satisfactory to the Parent) with respect to the Company Credit Agreement (the “Payoff Letter”). The Payoff Letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs and any other monetary obligations then due and payable under the Company Credit Agreement as of the anticipated Closing Date (and the daily accrual thereafter) (such amount payable with respect to the Payoff Letter, the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount under the Payoff Letter, the Company Credit Agreement and all related loan documents shall be terminated (but excluding any contingent obligations, including, without limitation, indemnification obligations, that in any such case are not then due and payable and that by their terms are to survive the termination of the Company Credit Agreement and the related loan documents), and (iii) provide that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company, any parent company of the Company or any of its subsidiaries securing such obligations shall be, released and terminated upon the payment of each Payoff Amount on the Closing Date (subject to delivery of funds as arranged by the Company and the filling of appropriate UCC-3 termination statements and other termination filings as arranged by the Company).

(b) The Company shall use commercially reasonable efforts to obtain a consent from the Lender to terminate the Company Credit Agreement pursuant to Section 3.5 of the Company Credit Agreement on three (3) Business Days’ notice, and, to the extent such consent is obtained, deliver such notice to the Lender on or prior to the third (3rd) Business Day prior to the Closing Date.

Section 5.17 Financing. Parent shall keep the Company informed on a reasonably current basis of the status of the obtaining of funds necessary to consummate the Transactions, including for the payment of all amounts specified in Section 4.7 hereof. Parent and Merger Sub acknowledge and agree that the obtaining of such funds is not, and shall not be deemed to be, a condition to Closing.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to Section 1.5 of this Agreement and the satisfaction or waiver on or before the Closing Date of each of the following conditions:

(a) Completion of Offer. Merger Sub shall have previously irrevocably accepted for purchase and payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

(b) No Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and restrains, enjoins or otherwise prohibits, or issued any Order which is then in effect that enjoins or otherwise prohibits, the consummation of the Merger.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time, by mutual written consent of Parent and the Company.

Section 7.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a) if the Acceptance Time has not occurred by January 29, 2019 (the “Outside Date”); provided, that notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(a) shall not be available to any party to this Agreement whose breach of any covenant or agreement of this Agreement has materially contributed to, or resulted in, the failure of the Acceptance Time to have occurred by such date;

(b) if any Order of any federal or state court of the United States of America or any state thereof permanently enjoins or otherwise prohibits the consummation of the Offer or the Merger, and such Order has become final and nonappealable; or

(c) if the Offer Conditions set forth in clause (b) and (c)(i) of Exhibit A shall have been satisfied, but the Minimum Tender Condition shall not have been satisfied by December 29, 2018; provided, that that notwithstanding the foregoing, the right to terminate this Agreement under this Section 7.2(c) shall not be available to any party to this Agreement (and in the case of Parent, Merger Sub) who at such time is then in material breach of their respective representations, warranties, covenants or agreements contained in this Agreement.

Section 7.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Acceptance Time:

(a) following any Adverse Recommendation Change; or

(b) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of an Offer Condition set forth in clause (c)(iii) or (c)(iv) of Exhibit A and (ii) has not been cured within twenty (20) Business Days after the Company’s receipt of written notice of such breach from Parent but only so long as neither Parent nor Merger Sub are then in material breach of their respective representations, warranties, covenants or agreements contained in this Agreement.

Section 7.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Acceptance Time:

(a) pursuant to and in accordance with the terms and conditions of Section 5.4(e); or

(b) if Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would reasonably be expected to result in a Parent Material Adverse Effect and (ii) has not been cured within twenty (20) Business Days after Parent’s receipt of written notice of such breach from the Company, but only so long as the Company is not then in material breach of its representations, warranties, covenants or agreements contained in this Agreement

Section 7.5 Effect of Termination. If this Agreement is terminated pursuant to this Article VII, written notice thereof shall be given to the other party or parties, as the case may be, specifying the provision hereof pursuant to which such termination is made and, except as set forth in this Section 7.5, this Agreement shall become void and of no further force and effect, with no liability (other than as provided in Section 7.6) on the part of any party to this Agreement (or any stockholder or Representative of such party); provided, however, that, except as set forth in Section 7.6, the termination of this Agreement shall not relieve any party from any liability for fraud or a willful and material breach of this Agreement prior to termination. The provisions of Section 5.3(c), Section 5.10, this Section 7.5, Section 7.6, Article VIII and the Confidentiality Agreement shall survive any termination of this Agreement.

Section 7.6 Fees and Expenses Following Termination.

(a) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $8,339,446 (the “Company Termination Fee”):

(i) if this Agreement is terminated by the Company pursuant to Section 7.4(a), in which case payment shall be made concurrently with such termination;

(ii) if this Agreement is terminated by Parent pursuant to Section 7.3(a), in which case payment shall be made within five (5) Business Days following such termination; or

(iii) if (A) a Takeover Proposal made after the date of this Agreement shall have been publicly made or publicly proposed to the Company or otherwise publicly announced prior to the Acceptance Time and not subsequently publicly withdrawn, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.2(a) or by Parent pursuant to Section 7.3(b) (and, in each case, there shall not have been a failure of an Offer Condition set forth in clause (b) or (c)(i) of Exhibit A) and (C) within twelve (12) months following the date of such termination, the Company enters into a definitive Contract with respect to any transaction specified in the definition of “Takeover Proposal” and any such transaction is consummated or the Company consummates any transaction specified in the definition of “Takeover Proposal”, in which case payment shall be made within five (5) Business Days following the date on which the Company consummates such transaction. For purposes of the foregoing clauses (A) and (C) only, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “50%.”

(b) Parent and the Company acknowledge that (i) the fees and other provisions of this Section 7.6 are an integral part of the Transactions, (ii) without these agreements, Parent and the Company would not enter into this Agreement, and (iii) any amount payable pursuant to this Section 7.6 does not constitute a penalty. If the Company fails to pay the Company Termination Fee or any portion thereof and Parent or Merger Sub commences a suit which results in a judgment against the Company for the Company Termination Fee or any portion thereof, the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee, as applicable (or any portion thereof that has not been paid timely in accordance with this Agreement) and on the amount of such costs and expenses at the prime rate published in the Wall Street Journal on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, Parent’s right to receive the Company Termination Fee pursuant to this Section 7.6 shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its Affiliates, as applicable, for (x) any Damages suffered as a result of the failure of the Offer or the Merger to be consummated and (y) any other Damages suffered as a result of or under this Agreement and the Transactions, and upon payment of the Company

Termination Fee in accordance with this Section 7.6, neither the Company nor any of its stockholders, directors, officers, agents or other Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that the foregoing shall not impair the rights of Parent and Merger Sub, if any, to obtain an injunction, specific performance or other equitable relief pursuant to Section 8.14 prior to any termination of this Agreement. In no event will the Company be obligated to pay the Company Termination Fee on more than one occasion.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and a Person making a Takeover Proposal (and/or its Affiliates) entered into prior to the date hereof, or if entered into on or after the date hereof, entered into only in compliance with the provisions of Section 5.4 and on terms not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (except that such confidentiality agreement (i) need not include a standstill or similar provisions and (ii) may contain additional provisions that expressly permit the Company to comply with the provisions of Section 5.4).

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person; provided that neither any Person that owns equity securities of the Company nor any Affiliate or portfolio company of such Person shall be deemed to be an Affiliate of the Company solely by virtue of such Person’s ownership of equity securities of the Company. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

(c) “Anti-Money Laundering Laws” means the anti-money laundering statutes of the United States, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency.

(d) “Applicable Exchange” means the Nasdaq Stock Market.

(e) “Business Day” means any day other than Saturday, Sunday or a federal holiday under the applicable rules or regulations of the SEC.

(f) “Businesses” means, collectively, the business of the Company and its Subsidiaries.

(g) “Company Credit Agreement” means the Amended and Restated Loan and Security Agreement dated as of January 28, 2016 by and among Reis Services, LLC as borrower, the Company, as a guarantor, and the Lender, as amended from time to time.

(h) “Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all other relevant events, conditions, changes, occurrences or developments of a state of circumstances or facts, (A) has or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (B) would prevent, impair or materially delay the consummation of the Offer or the Merger; provided that, for purposes of clause (A), the term “Company Material Adverse Effect” shall not include any such effect relating to or arising from: (i) any national, international, foreign, domestic or regional economic, financial, social or political conditions (including changes therein) in general, (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any security or market index, (iv) changes or proposed changes in legal or regulatory conditions, including changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in the industry in which the Company or any of its Subsidiaries operates (or any segment or subsegment thereof), (vi) changes in any commodity markets or conditions (including any changes in price or availability or other disruptions of any such markets or conditions), (vii) any change in the market price or trading volume of any securities of the Company or any of its Subsidiaries, or the change in, or failure of the Company to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to the Company or any of its Subsidiaries for any period, including with respect to revenue, margins, profit, earnings, cash flow or cash position (it being understood that the underlying causes of such change or failure may, if they are not otherwise excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred), (viii) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (ix) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural or manmade disasters, any epidemic, pandemic or other similar outbreak (including any non-human epidemic, pandemic or other similar outbreak) or any other national, international or regional calamity, (x) the execution, announcement, performance or existence of this Agreement, the identity of Parent, the taking or not taking of any action to the extent required by this Agreement or the pendency or contemplated consummation of the Transactions, including any actual or potential loss or impairment of any Contract or any customer, supplier, partner, employee or other business relation due to any of the foregoing in this subclause (x), (xi) compliance by the Company and its Subsidiaries with the terms of this Agreement, including the failure to take any action explicitly restricted by this Agreement, (xii) any action taken, or not taken, with the express prior written consent of Parent, (xiii) any matter disclosed in Sections 5.1 of the Company Disclosure Letter, or (xiv) any action taken by Parent, its Affiliates or any of their respective representatives after the date hereof; provided, further, that the exceptions set forth in subclauses (i), (ii), (iii), (iv), (v), (viii) or (ix) immediately above shall not apply to the extent that such event, condition, change, occurrence or development of a state of circumstances or facts has a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other similarly situated participants in the industry in which the Company or any of its Subsidiaries operates, and provided, further, that with respect to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.6 and Section 3.7, the exception set forth in subclause (xii) shall not apply.

(i) “Company Organizational Documents” means the Charter and bylaws of the Company.

(j) “Company Stock Plans” means all plans set forth on Section 3.16(a)of the Company Disclosure Letter under which Company Equity Awards have been granted.

(k) “Contract” means any contract, agreement, indenture, note, bond, loan, lease, sublease, conditional sales contract, mortgage, license, sublicense, obligation, promise, undertaking, commitment or other binding arrangement (in each case, whether written or oral).

(l) “EPA” means the Environmental Protection Agency.

(m) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

(n) “Governmental Authority” means: (i) any federal, state, local, municipal, foreign or international government or governmental authority, quasi-governmental entity of any kind, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private) or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, or (ii) any self-regulatory organization.

(o) “Hazardous Substances” means: (i) any material, chemical, substance or waste (or combination thereof) that is listed, classified or regulated under any Environmental Law, (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon, or (iii) any other substance that is or may become the subject of regulatory action under any Environmental Law.

(p) “Indebtedness” means, of any Person, all: (i) indebtedness for borrowed money; (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments; (iii) obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, in each case, to the extent such letters of credit, banker’s acceptances and similar credit transactions have been drawn upon; (iv) obligations in the nature of guarantees of the obligations of other Persons of the type referred to in clauses (i) through (iii) above; and (v) principal, accrued interest and prepayment penalties incurred with regard to clauses (i) through (iv) above.

(q) “Intellectual Property” means: (i) patents and patent applications, (ii) trademarks, service marks, trade names, trade dress, together with the goodwill symbolized by or associated with any of the foregoing, (iii) Internet domain names, (iv) copyrights, databases and collections of data, (v) Software, (vi) any other intellectual property rights recognized in any jurisdiction, (vii) registrations and applications for registration of, and all rights of priority, renewal, extension and similar rights with respect to, any of the foregoing in (i)-(vi), and (viii) trade secrets and rights in confidential information.

(r) “Intervening Event” means any material event, fact, development or occurrence that arises after the date hereof and materially affects the business, assets or operations of Company (other than any event, fact, development or occurrence resulting from a breach of this Agreement by the Company) that (i) was not known to, or reasonably foreseeable by, the Company Board as of or prior to the date hereof, and (ii) becomes known to the Company Board prior to the Acceptance Time, other than (x) changes in the Common Stock price, (y) any Takeover Proposal or (z) the fact that the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operation for any period.

(s) “Knowledge” means, (i) when used with respect to Parent, the actual knowledge, after reasonable inquiry, of Mark E. Almeida, David B. Platt and Richard G. Steele and (ii) when used with respect to the Company, the actual knowledge, after reasonable inquiry of employees of the Company and its Subsidiaries who would reasonably be expected to have knowledge of the relevant matter, of the Persons set forth on Section 8.1(s) of the Company Disclosure Letter.

(t) “Law” means any law, common law, statute, ordinance, code, regulation, rule or other requirement of any Governmental Authority, and any Orders.

(u) “Lease” means, collectively, all leases, subleases, sub-subleases licenses, concessions, occupancy agreements and any other agreements or arrangements, including any amendment, extension, renewal, guaranty, termination and modification with respect thereto, for the use of real property to which the Company or any of its Subsidiaries is a party or by which such real property may be bound, whether written or oral.

(v) “Lender” means Capital One, National Association.

(w) “Licensed Intellectual Property” means all Intellectual Property that is owned by a third party and licensed, sublicensed by or otherwise provided to or acquired by the Company or any of its Subsidiaries, as the case may be.

(x) “Liens” means any mortgages, deeds of trust, liens, pledges, transfer restrictions, easements, rights of way, encroachments, covenants, assignments, hypothecations, title defects, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances or other similar claims of any kind in respect of any property or asset (other than encumbrances imposed by applicable securities Laws and any non-exclusive license of, or covenant not to assert claims of infringement, misappropriation or other violation with respect to, Intellectual Property in the ordinary course of business).

(y) “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determination of any Governmental Authority.

(z) “Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by either the Company or any of its Subsidiaries, as the case may be. Owned Intellectual Property includes Owned Software.

(aa) “Owned Software” means all Software that is owned or purported to be owned by either the Company or any of its Subsidiaries, as the case may be.

(bb) “Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of circumstances or facts that, individually or when taken together with all other events, conditions, changes, occurrences or developments of a state of circumstances or facts, would prevent, impair or materially delay Parent from consummating the Merger and the other Transactions contemplated by this Agreement.

(cc) “Permitted Lien” means (i) any Lien for Taxes which are not yet delinquent or which are being contested in good faith and for which accruals or reserves have been established, in each case, in accordance with GAAP, (ii) Liens that are disclosed in the Company SEC Reports as of the date hereof, (iii) in the case of real property, the following non-monetary Liens or other imperfections of title, if any, to the extent they could not, individually or in the aggregate, reasonably be expected to impair the marketability, value or use of the assets subject to such Liens in any material respect and are not otherwise materially adverse to the Company and its Subsidiaries: (A) easements whether or not shown by the public records, overlaps and encroachments, and (B) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, which are not violated by the Company’s or its Subsidiaries’ current and intended use of such real property and improvements (v) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet due or which are being contested in good faith by appropriate procedure and for which accruals or reserves have been established, in each case in accordance with GAAP, (vi) in the case of Leased Real Property, any Lien to which the fee is subject, (vii) Liens pursuant to the Company Credit Agreement, and (viii) other Liens that could not, individually or in the aggregate, reasonably be expected to materially impair the current value or use of the assets subject to such Liens.

(dd) “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(ee) “Release” means any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, leaching or migration.

(ff) “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person.

(gg) “Rights” or “rights” means any rights, title, interest or benefit of whatever kind or nature.

(hh) “Sanctioned Person” means a Person that is or was in the last five (5) years (a) the subject of Sanctions, including, without limitation, designation as a “specially designated national” or “blocked person”, (b) located in, resident or organized under the laws of a country or territory which is, or whose government is, the subject of country- or territory-wide Sanctions (including Cuba, Iran, North Korea, Syria or the Crimea region), or (c) majority-owned or controlled by any of the foregoing or combination of the foregoing.

(ii) “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including, without limitation, the U.S. Department of Treasury, Office of Foreign Assets Control or the U.S. Department of State), (b) the European Union and enforced by its member states, (c) the United Nations, or (d) Her Majesty’s Treasury.

(jj) “Software” means computer programs (whether in source code, object code, or other form), application programming interfaces (APIs), algorithms and heuristics (including for analytics), databases, compilations and other collections of data, and all documentation, including technical and functional specifications, user manuals and training materials, related to any of the foregoing.

(kk) “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the equity interests, capital stock, voting stock or other equity or voting interests of such other Person.

(ll) “Superior Proposal” means a bona fide written Takeover Proposal which is received by the Company after the date hereof other than as the result of a violation of Section 5.4 of this Agreement and which the Company Board determines in good faith, after consultation with its legal and financial advisors and taking into account all financial, legal, regulatory and any other aspects of the Takeover Proposal, the Person or Persons making the proposal and other aspects of the Takeover Proposal that the Company Board deems relevant, is more favorable, from a financial point of view, to the stockholders of the Company than the Transactions (including any amendments to this Agreement proposed in writing by Parent); provided that for purposes of the definition of “Superior Proposal” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

(mm) “Takeover Proposal” means any proposal or offer (including any amendment or modification to any existing proposal or offer) from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent or any of its Affiliates, for (i) a merger, consolidation or business combination representing 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, (ii) a sale, lease, exchange, transfer or other disposition, in a single transaction or series of related transactions, of 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole, or (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 20% or more of the voting power of the capital stock of the Company, including by way of a tender offer or exchange offer.

(nn) “Tax” or “Taxes” means any federal, state, local or non-U.S. income, gross receipts, payroll, capital gains, employment, unemployment, disability, excise, franchise, profits, withholding, social security, real property, personal property, sales, use, ad valorem, transfer, value added, environmental, customs duty, severance, stamp, alternative or add-on minimum or other tax, including any interest, penalty, or addition thereto.

(oo) “Tax Returns” means any reports, returns, elections, declarations, disclosures, information reports, claims for refunds, or returns or statements required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(pp) “WARN” means the Worker Adjustment and Retraining Notification Act or any similar state or local law, including any similar law of a non-U.S. jurisdiction.

Section 8.2 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided that nothing contained in this Section 8.2 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(j) the word “or” shall be disjunctive but not exclusive;

(k) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(l) the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;

(m) with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;

(n) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”;

(o) except with respect to any notice or acts required pursuant to Section 5.4, if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(p) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.”

Section 8.3 No Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 shall not limit any covenant or agreement of the parties to this Agreement that, by its terms, contemplates performance after the Acceptance Time.

Section 8.4 Governing Law. This Agreement, and any dispute, claim, legal action, suit, proceeding or controversy arising out of or relating hereto, shall be governed by, and construed in accordance with, the Law of the State of Maryland, without regard to conflict of law principles thereof.

Section 8.5 Submission to Jurisdiction; Service. Each party to this Agreement (a) irrevocably and unconditionally submits to the personal jurisdiction of the Chosen Courts (as defined below), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any action or proceeding arising out of or relating to this Agreement or the Transactions shall be brought, tried and determined only in a state or federal court located in Baltimore City, Maryland (the “Chosen Courts”), (d) waives any claim of improper venue or any claim that the Chosen Courts are an inconvenient forum, and (e) agrees that it will not bring any action arising out of or relating to this Agreement or the Transactions in any court other than the Chosen Courts. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

Section 8.6 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.6.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Merger Sub, to:

7 World Trade Center

Greenwich St

New York, New York, 10007

Attention:         Richard Steele

Facsimile:         (212)-553-0084

Email:               rich.steele@moodys.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Attention:         Marie L. Gibson

Facsimile:         (212)-735-2000

Email:               marie.gibson@skadden.com

If to the Company, to:

Reis, Inc.

1185 Avenue of the Americas

New York, New York 10036

Attention:         Mark P. Cantaluppi

Email:               mark.cantaluppi@reis.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention:             Philip Richter, Esq.

Facsimile:             (212) 859-4000

E-Mail:                  philip.richter@friedfrank.com

All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by facsimile or electronic mail, on the day on which such facsimile or electronic mail was sent; provided that receipt is personally confirmed by telephone or electronic mail, (c) if by certified or registered mail (return receipt requested), on the seventh (7th) Business Day after the mailing thereof, or (d) if by reputable overnight delivery service, on the second (2nd) Business Day after the sending thereof.

Section 8.8 Amendment; Extension; Waiver. At any time before the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement (other than the Minimum Tender Condition). Notwithstanding the foregoing, (A) after the Acceptance Time, termination of this Agreement pursuant to Section 7.1 and any amendments to this Agreement shall require, in addition to the consent of Parent and Merger Sub, the consent of the Company Board and, at the time of such consent, either (x) a majority of the directors on the Company Board were directors on the Company Board on the date hereof or were nominated or designated to be directors by a majority of the directors on the Company Board on the date hereof (such directors, “Continuing Directors”) or (y) if the Continuing Directors constitute a minority of the Company Board, each Continuing Director approves such termination or amendment, (B) after the Acceptance Time, no amendment shall be made that decreases or changes the form of the Merger Consideration or that would result in the Merger not being consummated as soon as practicable after the Acceptance Time, and (c) no amendment shall be made to this Agreement after the Effective Time. Subject to the foregoing and applicable Law, this Agreement may be amended by the parties only if set forth in an instrument in writing signed by each of the parties and any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Section 8.9 Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 8.10 No Third-Party Beneficiaries. Except (a) as provided in Section 5.6 and (b) for the provisions of Article II (which, from and after the Effective Time, shall be for the benefit of holders of Common Stock as of the Effective Time and shall be for the benefit of the holders of Company Options and Company RSUs as of the Effective Time). Parent, Merger Sub and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, then (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.12 Rules of Construction. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III, the Company has or may have set forth information in the Company Disclosure Letter in a section of such disclosure letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Disclosure Letter shall not constitute an admission by such party that such item is material, that such item has had or would have a Company Material Adverse Effect or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.13 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Any purported assignment without such prior written consents shall be void.

Section 8.14 Specific Performance. The parties to this Agreement agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chosen Courts, this being in addition to any other remedy at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that or otherwise assert that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement. This Agreement shall become effective when, and only when, each party hereto shall have received a counterpart signed by all of the other parties hereto.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

MOODY’S CORPORATION

By:	/s/ Raymond McDaniel
Name: Raymond McDaniel
Title: President & Chief Executive Officer

MOODY’S ANALYTICS MARYLAND CORP.

By:	/s/ Mark E. Almeida
Name: Mark E. Almeida
Title: President

REIS INC.

By:	/s/ Lloyd Lynford
Name: Lloyd Lynford
Title: President & Chief Executive Officer

Signature Page to Merger Agreement

Exhibit A

OFFER CONDITIONS

Notwithstanding any other provision of the Offer or this Agreement, but subject to applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Merger Sub shall not be required to accept for payment or pay for any shares of Common Stock if:

(a)

there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Common Stock (excluding any shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received) which would represent at least a majority of the issued and outstanding shares of Common Stock (excluding, for purposes of determining such majority, the total number of shares of Common Stock owned by any of the Company’s wholly owned Subsidiaries) (the “Minimum Tender Condition”);

(b)	the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have expired or been terminated (the “Antitrust Condition”);

(c)	any of the following conditions shall exist at the time of expiration of the Offer or immediately prior to such payment:

(i)

any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated or entered any Law that is in effect and restrains, enjoins or otherwise prohibits, or issued any Order which is then in effect that enjoins or otherwise prohibits, the consummation of the Offer or the Merger;

(ii)	since the date of this Agreement, there shall have occurred a Company Material Adverse Effect;

(iii)

the representations and warranties of the Company set forth in (A) this Agreement (other than in Section 3.1(a), Section 3.1(b), Section 3.1(c), Section 3.3, Section 3.4, Section 3.8(a), and Section 3.8(b)) shall not be true and correct in all respects, without regard to any “materiality,” “Company Material Adverse Effect” or similar qualifications contained in them, at and as of the date of the Agreement and at and as of the expiration of the Offer, as though made on and as of the expiration of the Offer (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect, (B) Section 3.1(b) shall not be true and correct in any material respect at and as of the date of the Agreement and at and as of the expiration of the

Ex. A-1

Offer, as though made on and as of the expiration of the Offer, (C) Section 3.1(a), Section 3.1(c), Section 3.3 and Section 3.4 shall not be true and correct in any respect at and as of the date of the Agreement and at and as of the expiration of the Offer, as though made on and as of the expiration of the Offer (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), or (D) Section 3.8(a) and Section 3.8(b) shall not be true and correct in all respects (subject to de minimis exceptions) at and as of the date of the Agreement and at and as of the expiration of the Offer, as though made on and as of the expiration of the Offer (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date);

(iv)	the Company shall have failed to perform in any material respect its obligations required to be performed by it under the Agreement at or before such time; or

(v)	this Agreement shall have been terminated in accordance with its terms; or

(d)

immediately prior to the expiration of the Offer, the Company shall have failed to deliver to Parent a certificate, signed by an executive officer of the Company, certifying that none of the conditions set forth in clauses (ii), (iii) or (iv) of the foregoing clause (c) shall be continuing as of the expiration of the Offer.

The foregoing conditions set forth in clause (c)(ii), (c)(iii), (c)(iv) and clause (d) are for the sole benefit of Parent and Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time and in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Agreement and applicable Law. Any reference in this Exhibit A or in the Agreement to a condition or requirement being satisfied shall be deemed met if such condition or requirement is so waived. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate and/or modify the Offer pursuant to the terms and conditions of the Agreement. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Capitalized terms used in this Exhibit A but not defined herein shall have the meanings set forth in the Agreement to which it is attached.

Ex. A-2

Exhibit B

FORM OF LEASE ESTOPPEL

See Attached.

Ex. B-1

LANDLORD ESTOPPEL

[                    ], 2018

Ladies and Gentlemen:

The undersigned warrants, represents, covenants, agrees and certifies to Reis Services, LLC, a Delaware limited liability company (“Tenant”), and any purchaser of direct or indirect equity interests in Tenant, and each of their respective affiliates, successors and assigns, as of the date hereof as follows:

1. It is the Landlord under that certain lease dated [                ] (together with all amendments, modifications and supplements thereto, collectively, the “Lease”), between the undersigned (or its predecessor-in-interest), as landlord (“Landlord”), and Tenant, as tenant, covering property located at [                    ] (the “Premises”). A true and correct copy of the Lease is attached hereto as Exhibit A.

2. The Lease is in full force and effect. The Lease has not been assigned, modified, supplemented or amended except as described on Exhibit A hereto. There are no other agreements, whether oral or written, between Tenant and Landlord with respect to the Lease or concerning the Premises.

3. The term of the Lease commenced on [                    ], and expires on [                ], subject to the following renewal options:                 .

4. The current fixed rent under the Lease is $[                ] per annum, payable in [monthly] installments, and has been paid in full through [                ]. No additional rent or charge (including, without limitation, as applicable, taxes, maintenance, operating expenses or otherwise) that has been billed to Tenant by Landlord is overdue. There are no provisions for, and Landlord has no rights with respect to, terminating the Lease or increasing the rent payable thereunder, except as expressly set forth in the Lease. There is no security deposit currently held by Landlord under the Lease.

5. Landlord has not delivered or received any notices of default under the Lease; to the best knowledge of Landlord, there is no default by Tenant or Landlord under the Lease, nor has any event or omission occurred which, with the giving of notice or the lapse of time, or both, would constitute a default thereunder. To the best knowledge of Landlord, Tenant has no defense, set-offs, basis for withholding rent, claims or counterclaims against Landlord for any failure of performance of any of the terms of the Lease.

6. To the best of Landlord’s actual knowledge, there is no defense, offset, claim or counterclaim by or in favor of Landlord against Tenant under the Lease.

7. Landlord has not received written notice of any pending eminent domain proceedings or other governmental actions or any judicial actions of any kind against Landlord’s interest in the Premises.

8. Neither Landlord nor Tenant has assigned the Lease, except as follows: [                    ].

9. Neither Landlord nor Tenant has sublet the Premises, except as follows: [                    ].

Ex. B-1

10. Tenant has no options, rights of first refusal, termination, renewal or extension, or other rights to extend or otherwise modify the Lease, except as expressly set forth in the Lease.

11. Any improvements required by the terms of the Lease to be made by Tenant have been completed to the satisfaction of Landlord, all payments to be made to or by Tenant in connection with any such improvements have been so made, and Tenant’s current use and operation of the Premises complies with any use covenants or operating requirements contained in the Lease.

12. Landlord is the fee owner of the Premises. Landlord has not assigned, conveyed, transferred or sold its interest in the Lease or the Premises.

13. Landlord hereby consents to the continued use and occupancy of the Premises by all tenants at the Premises pursuant to their respective space leases or sub-leases.

14. Landlord has not received written notice that it is in violation of any governmental law or regulation applicable to its interest in the Premises, including, without limitation, any governmental law or regulation related to any Hazardous Substance. As used herein, “Hazardous Substance” means any substance, material or waste (including petroleum and petroleum products), which is designated, classified or regulated as being “toxic” or “hazardous” or a “pollutant” or which is similarly designated, classified or regulated under any federal, state or local law, regulation or ordinance.

This Estoppel, the covenants, terms and conditions hereof and the rights and obligations created hereby shall run with the land and be binding upon and inure to the benefit of Landlord, Tenant, and their respective affiliates, successors and assigns. Landlord, and the person or persons executing this certificate and agreement on behalf of Landlord, have the power and authority to execute this certificate and agreement.

LANDLORD:

[ ],
[ ]

By:
Name:
Title:

Agreed and Approved

[Tenant/Borrower]

By:
Name:
Title:

Ex. B-2